5/15

07023575

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bombril S.A.

*CURRENT ADDRESS

PROCESSED

MAY 2 1 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03657 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 5/16/07

TRIAL AND PRELIMINARY ONLY FOR DISCUSSION

BOMBRIL S.A.

EXPLANATORY NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS REGARDING THE YEARS ENDED ON DECEMBER 31, 2006 AND 2005
(Amounts expressed in R$ thousands, except when otherwise indicated)

1. OPERATING CONTEXT

Bombril S.A. (hereinafter referred to as the "Company"), operates in the hygiene and cleaning industry, manufacturing industrial and domestic consumption products, among which the following is highlighted: steel wool, liquid detergent, soaps, disinfectants, cleaners, softeners and others.

In July 2003, its indirect parent company, Cirio Finanziaria S.p.A. and its direct parent company, Bombril Holding S.A. – on Judicial Recovery (hereinafter referred to as the "Bombril Holding S.A.") had the control of Bombril S.A. suspended due to the judicial execution encountered by Newco International Ltd. Since July 28, 2003, the judicial manager, appointed pursuant to the judicial usufruct on 100% of the Company's common shares, elected the Board of Directors and the Audit Committee, in the course of the general meetings.

On May 29, 2006 the Judicial Recovery Plan of Bombril Holding S.A. was homologated. Meeting the referred plan, Cirio Finanziaria S.p.A. transferred to Newco International Ltd. the interest of 86.71% in the capital stock of Bombril Holding S.A.. Also meeting the Judicial Recovery Plan, Bombril Holding S.A. transferred to Newco International Ltd. representative shares of 55% of the voting capital of the Company, corresponding to 20.78% of the total capital stock.

On June 8, 2006, by means of judicial decision, it was declared the termination of the judicial management in the Company, being, this way, called a Shareholder's Meeting for July 7, 2006, for destitution of part of the members of the Board of Directors and the Audit Committee and election of the respective deputies, constituting the new Company's Management. Thus, the previous Management worked on their roles until July 7, 2006.

In this manner, the control structure of the Company on that moment started being the following:


Newco International Ltd.
Reserva
86,7138%
13,2862%
55% (Capital Votante)
Bombril Holding
45% (Capital Votante)
Bombril S.A.

Key:
Capital Votante – Voting Capital
Reserva - Reserve

Since the possession date, the new Company's Management has been undertaking verifications and deepened studies regarding several items of its financial statements, especially those regarding the operations with parts related to the former controller shareholder, to the indirect subsidiary Bombril Overseas Inc. and to the Guaranteed Notes Program. Eventual reflections of these verifications result and studies in the financial statements of the Company are promptly disclosed to the market.

In this first quarter of the new Management, it was possible to implement measures of great relevance for the reestablishment of the economical and financial balance, the equity' status, the cash generation and for the operating restructuring of the Company.

The main actions performed by the Management are:

(i) recover of the payment of the falling due taxes total, which represent a deep change of the previous situation, since the Company ceased paying IPI, PIS and COFINS in several months in the periods comprised between August 2004 and May 2006, totalizing a debt of R$ 102,873.
(ii) refunding of the total federal tax debt, in the total amount of R$ 331,739, upon the Company's entrance in the Exceptional Program for Payment in Installments– PAEX, subject matter of the Provisory Order No. 303, dated July 29, 2006. It is important to highlight that, due to the non payment of the federal taxes in the periods referred on item (i) above, the Company is not maintaining anymore the necessary requirements to remain in the Special Plan for Payment in Installments – PAES, as foreseen on Article 7 of Law No. 10.684, dated May 31, 2003, this is the reason for the decision of transferring the remaining debts of this program to PAEX, which resulted in an increase of the tax debt in R$ 46,522;
(iii) prolongation of the financial indebtedness profile of the Company, not collecting resources via factoring and obtaining banking funding of short and medium term. These measures, combined with other factors, will allow the decrease of the monthly average interest rate in 1.14 percentage points compared to the previous year;
(iv) growth concerning the average of the previous year, from 41% of the customers' basis and 3% of profitability (gross income).

2. FINANCIAL STATEMENTS PRESENTATION

a. Parent Company

The financial statements that are being presented were prepared in accordance with the Business Corporation Law and according to the accounting practices adopted in Brazil and complementary provisions of the Brazilian Securities Commission – CVM.

b. Consolidated

The consolidated financial statements were prepared in accordance with the financial practices adopted in Brazil.

The minority shareholder's interest was highlighted in the consolidated financial statements. The balances and the inter-companies transactions and the profits not performed, net from the income tax effects, are eliminated in the consolidation.

These consolidated statements presente the accounts and transactions balances of the Company and the following subsidiaries:

Brilmaq Empreendimentos Imobiliários S.A.

A wholly-owned subsidiary of Bombril S.A., with headquarters in São Bernardo do Campo – SP, has as main activity the purchase, sales, leasing, development and construction of own properties, besides the direct equity interest of 100% in the capital of Bombril Mercosul S.A. and Bombril Overseas Inc., 0.01% and 99.99% of direct and indirect equity interest, respectively at Pronto S.A.

Bombril Mercosul S.A.

An indirect wholly-owned subsidiary of Bombril S.A., through the company Brilmaq Empreendimentos Imobiliários S.A., with headquarters in São Bernardo do Campo – SP. The Company, currently, does not develop industrial activities and, due to that, leases its fixed assets for the Company.

Pronto S.A.

An indirect wholly-owned subsidiary of Bombril S.A., through the company Bombril Mercosul S.A., with equity interest of 99.99% and through the company Brilmaq Empreendimentos Imobiliários S.A., with equity interest of 0.01%. Pronto was established on March 7, 2005, with headquarters in Abreu e Lima – PE, and has as main objective the commercialization of cleaning and hygiene products, in a new configuration and brand, aimed at serving the North and Northeast region of Brazil. This company's activities are suspended and its products are being traded by Bombril S.A.

Tevere Empreendimentos e Construções S.A.

Direct subsidiary of Bombril S.A. with interest on 75.66%, with headquarters in Araçariguama – SP, its main purpose is the building construction, urbanization, the improvements of the urban and rural areas of infra-structure works and division of lands and incorporation by itself or third parties, besides the direct equity interest of 100% in the capital stock of the Company Waddle Participações S.A.

Waddle Participações S.A.

Indirect subsidiary of Bombril S.A., through the Company Tevere Empreendimentos e Construções S.A. headquartered in São Paulo - SP, the company's main activity is the investment in real estates..

Bombril Overseas Inc.

An indirect wholly-owned subsidiary of Bombril S.A., through the company Brilmaq Empreendimentos Imobiliários S.A., established under the laws of the British Virgin Islands, with the social objective of exploring any kind of corporate activity allowed by the legislation of that country.

The financial records of the subsidiary Bombril Overseas Inc. regarding the years started since Januart 1st, 2002, were reconstituted by the managers of Bombril S.A. based on copies of documents, contracts, control spreadsheets etc. The

Management has taken the necessary measures as to the original documents and any other business related to that subsidiary.

The financial statements of the subsidiary headquartered overseas are prepared following the accounting practices compatible with the ones adopted by the parent company and are converted into Brazilian reais at current exchange rates in the year closing date.

Investments in associated companies have been accounting by the equity equivalence method.

We present the reconciliation among the financial statements of the parent company and the subsidiaries, as follows:

	Net Profit (loss) for the fiscal years ended on December 31:		Net equity as of December 31:	
	2006	2005	2006	2005
In the parent company	(219,673)	99,136	(790,550)	(587,212)
Unearned incomes (a)		(200)		(200)
Reversion of the provision for losses over accounts receivable of Bombril Overseas Inc. (b)		22	31,719	32,719
Reversion of the provision for losses on investment in Bombril Overseas Inc. (c)		(92,108)		
In the consolidated	(219,673)	6,850	(757,831)	(554,693)

(a) The unearned incomes were referred to the parent company's sales to the subsidiary, Pronto S.A., of cleaning and hygiene products.
(b) It refers to the elimination, in the consolidation, of the provision for losses established in the parent company's balance sheet, in the fiscal year ended on December 31, 2004, over the values receivable of the subsidiary, Bombril Overseas Inc.
(c) In 2005, the Company reverted the provision for losses with investment at Bombril Overseas constituted in 2004, generating an increase in the parent company result, of R$ 92,108.

The consolidated financial statements include the financial statements of Bombril S.A. and subsidiaries, as follows:

Companies	Interest (%)	
	Direct	Indirect
Brilmaq Empreendimentos Imobiliários S.A.	100%	0%
Tevere Empreendimentos e Construções S.A.	75.66%	0%
Bombril Mercosul S.A.	0%	100%
Pronto S.A.	0%	100%
Bombril Overseas Inc.	0%	100%
Waddle Participações S.A.	0%	75.66%

3. SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a. Cash and cash equivalents

The financial investments are appraised to the purchase cost, plus the profited earnings up to the balance sheet date.

b. Provision for uncertain settlement credits

It was established based on the individual analysis of the receivables, in the amount deemed sufficient for covering possible losses.

c. Inventories

The inventories are demonstrated at medium cost of acquisition or production, inferior to the reposition or realization amounts.

d. Investments

The investments in subsidiaries and associated companies are evaluated by equity equivalence method. Other investments are registered by the acquisition cost and reduced by the provision for losses necessary to adequate them to the market value.

e. Fixed Assets

The fixed assets are evaluated by the acquisition cost, added to revaluations and monetarily corrected until December 31, 1995. The depreciations are computed by the linear method, based on the estimated assets class life.

f. Assets and Liabilities subject to monetary update

Accounts subject to restatement are updated based on the indexes defined legally or in agreement.

g. Transactions in foreign currency

Transactions in foreign currency are accounted by the exchange rate of the transaction's day. Assets or liabilities in foreign currency are converted using the exchange date of the balance sheet's date. The exchange variances are accredited in the income statements as they occur.

h. Any other current assets and long-term assets

Any other current assets and long-term assets are demonstrated at realization or cost values, including the profited earnings, when applicable.

i. Loans

Updated based on the monetary and exchange variations, added to the respective charges incurred, until the year closing date.

j. Provision for income tax and social contribution

It is computed based on the provisions of the legislation in force to the applicable rate. Liabilities deferred taxes are accredited over the revaluation of the fixed assets and in the loans and funding overseas based in the cash effect.

k. Provision for contingencies

Provisions for contingencies related to labor, tax, civil, commercial and environmental lawsuits, in the judicial and administrative courts, are established based on legal assessors' opinions, drawn up in the balance sheet's closing date and better estimations of the Management on the likely income of the lawsuits pending in the balance sheet's date.

l. Any other current liabilities and long-term liabilities

Any other current liabilities and long-term liabilities are demonstrated by the known or payable values, added to the respective charges and monetary and exchange variation, when applicable.

m. Estimation use

The financial statements preparation requires the Management to estimate and adopt assumptions related to the reported assets and liabilities, with contingent assets and liabilities in the financial statements' date and with the amounts of revenues and expenses reported in the respective periods. Actual incomes may differ from such estimations.

n. Profit and income interest

The Company maintains a plan for profit and income interest that provides to its employees the right to hold an interest in the income of the Company. Provisions are established for accrediting the employees' interest in the profits and income.

o. Profit (loss) per share

The profit (loss) per share is calculated based on the number of outstanding shares in the balance sheet date.

p. Financial statement of the previous period

The financial statements regarding the fiscal year ended on December 31, 2005 were reclassified for comparison purposes, when applicable.

4. CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated	
	2006	2005	2006	2005
Cash and banks	12,345	13,891	12,384	14,430
Financial investments	21,766	--	21,766	--
Total	34,111	13,891	34,150	14,430

On December 31, 2006, the Company presents the amount of R$ 3,536 in current account entailed to the loans operations called "guarantee account" (R$ 12,747 on December 31, 2005).

The annualized interest average rate related to the financial investments performed for the year ended on December 31, 2006 was 13.48% per annum.

5. ACCOUNTS RECEIVABLE

	Parent Company		Consolidated	
	2006	2005	2006	2005
Trade bills receivable	114,613	113,182	115,423	115,865
Trade bills receivable – related parties		6,271		
(-) Discounted trade bills		(46,786)		(46,786)
Total	114,613	72,667	115,423	69,079
Current	114,613	72,667	115,423	69,079
Non Current			63	

In order to cope with the possible losses with uncertain settlement, provisions were established in the amount of R$ 2,869, as of December 31, 2006 (R$ 4,087 in 2005).

In order to reduce the credit risk, the Company carries out the principled credit analysis of the customers. In the event of default, the Company adopts the procedure of direct collection to the client, outsourcing of collection and in some cases, judicial collection.

6. INVENTORIES

	Parent Company		Consolidated	
	2006	2005	2006	2005
Finished products	5,275	5,308	5,275	6,038
Products in progress	1,288	2,722	1,288	2,722
Raw materials	3,705	3,417	3,705	3,417
Package materials	3,151	3,032	3,151	3,032
Real estates projects			69,109	
Provision for obsolescence	(904)	(338)	(904)	(338)
Others	97	128	97	128
Total	12,612	14,269	81,721	14,999
Current	12,612	14,269	12,612	14,999
Non Current			69,109	

7. PREPAID EXPENSES

	Parent Company		Consolidated	
	2006	2005	2006	2005
Publicity and advertising	1,865	23,614	1,865	27,041
Interests over funding		2,767		2,767
Others	94	717	94	717
Total	1,959	27,098	1,959	30,525
Current	1,959	27,022	1,959	30,449
Non Current		76		76

8. TAXES RECOVERABLE

	Parent Company		Consolidated	
	2006	2005	2006	2005
IRPJ and CSLL recoverable		12,200	548	12,721
ICMS recoverable	1,866	1,282	1,943	1,538
Pis and Cofins recoverable			67	
Others		103	6	231
Total	1,866	13,585	2,564	14,490
Current	1,866	7,267	2,054	7,706
Non current		6,318	510	6,784

9. OTHER ACCOUNTS RECEIVABLE

	Parent Company		Consolidated	
	2006	2005	2006	2005
Credit with suppliers	817	2,909	1,839	2,909
Advances to employees	969	768	969	784
Judicial asset freezing	669		669	--
Others	324	177	401	263
Total	2,779	3,854	3,878	3,956
Current	2,779	3,854	3,555	3,870
Non current		-	323	86

10. SUBSIDIARIES AND ASSOCIATED COMPANIES

a. Parent Company

a.1. Assets

Business Corporations	2006	2005	Interests and update	Guarantee	Maturity
Bombril Overseas Inc. (*)	32,719	32,719	100% of CDI	Cragnotti & Partners Capital Investment Brasil S.A.	06/30/2003
Cragnotti & Partners Capital Investment Brasil S.A.	94,156	94,156	100% of CDI	Cirio Holding S.p.A.	6/30/2003
C & P Overseas Ltd. (*)	183,142	183,142	100% of CDI	Cragnotti & Partners Capital Investment Brasil S.A.	12/31/2003
Cirio Del Monte N.V.	32,662	38,215	-	Cirio Finanziaria S.p.A.	7/31/2003

Bombril Holding S.A.	-	176,724	100% of CDI	Cragnotti & Partners Capital Investment Brasil S.A.	6/30/2003
Cirio Brasil S.A.	12,678	9,449	100% of CDI	Bombril Holding S.A.	6/30/2003
Brilmaq Empreendimentos Imobiliários S.A.	2,811	2,795	-	Cirio Holding S.p.A.	12/31/2003
Pronto S.A.	6,367	4,003	-	There is no guarantee	Indefinite
Tevere Empr. Constr. S.A.	455	303	100% of CDI + 2.2% per month	There is no guarantee	Indefinite
Sub-total	364,990	541,506			
Provision for losses (c)	(355,357)	(348,232)			
Total	9,633	193,274			

(*) Amounts updated until June 30, 2003.

a.2. Liabilities

Business Corporations	2006	2005	Interests and update	Guarantee	Maturity
Bombril Overseas Inc.	385,256	355,956	See note 14	Cirio Holding S.p.A.	See note 14
Societá Sportiva Lázio	19,322	17,843	Euribor Quart. + 3.2% p.a.	There is no guarantee	Automatically renewable
Bombril Mercosul S.A.	46,589	46,381	-	Bombril Holding S.A.	6/30/2003
Agropecuária Cirio Ltda.	137	119	100% of CDI	There is no guarantee	Indefinite
Cirio Finanziaria S.p.A.	13,938	15,079	Libor Quarter. + 3.2% p.a.	There is no guarantee	11/11/2003
Total	465,242	435,378			
Current	14,054	15,661			
Non current	451,188	419,717			

b. Consolidated

b.1. Assets

Business Corporations	2006	2005	Interests and update	Guarantees	Maturity
C&P Cap. Invest. N.V.	317,213	347,287	10% p.a.		3/31/2005
Cragnotti & Partners Capital Investment Brasil S.A. (*)	94,156	94,156	100% of CDI	Cirio Holding S.p.A.	6/30/2003
C & P Overseas Ltd. (*)	856,383	920,213	100% of CDI (Parent Company) and 10.25% p.a. (Subsidiaries)	Cragnotti & Partners Capital Investment Brasil S.A. (Parent Company)	12/31/2003 (Parent Co.) and 6/30/2006 (Subs.)
Cirio Del Monte N.V.	32,662	38,215	-	Cirio Finanziaria S.p.A.	7/31/2003
Bombril Holding S.A.	-	176,724	100% of CDI	Cragnotti & Partners Capital Investment Brasil S.A.	6/30/2003
Cirio Brasil S.A.	12,678	9,449	100% of CDI	Bombril Holding S.A.	6/30/2003
Tevere Empr. Constr. S.A.	-	303	-	There is no guarantee	Indefinite
Sub-total	1,313.092	1,586,347			
Provision for losses (c)	(1,313.092)	(1,399,871)			
Total	-	186,4765			

(*) Amounts updated until June 30, 2003.

b.2. Liabilities

Business Corporations	2006	2005	Interests and update	Guarantee	Maturity
Societá Sportiva Lázio	19,322	17,843	Euribor Quart. + 3.2% p.a.	There is no guarantee	11/11/2003
Agropecuária Cirio Ltda.	137	119	100% of CDI	There is no guarantee	Indefinite
Cirio Finanziaria S.p.A.	224,037	210,914	.10% p.a. + Euro var,	There is no guarantee	Automatically renewable
Cragnotti & Partners Capital Investment Brasil S.A.	20,148	-	100% of CDI	Bombril Holding S.A.	6/30/2003
Newco International Limited	208	-	12% p.a.	There is no guarantee	January to April 2007
Cirio Finance Luxembourg	8,697	7,734	7.75% p.a.		
Cirio Holding Luxembourg	58,907	53,695	10.7% p.a.		

Total	331,456	290,305
Current	13,938	15,079
Non current	317,518	275,226

c. Provisions for losses of values receivable with related parties

Pursuant to the insolvency status confirmation of Cirio Finanziaria S.p.A. and its parent company, Cirio Holding S.p.A., the Management of Bombril S.A., according to Law no. 6.404/76 in its article 183, item I, and with the CVM Guidance Opinion no. 21, of December 27, 1990, decided to establish the provision on June 30, 2003, to cope with the eventual losses with the realization of credit rights that the Company has against the Partnership declared insolvent.

Thus, the provisions were established with related parties that do not present condition evidences for its debt settlement, such as Cragnotti & Partners Capital Investment N.V., C&P Overseas Ltd., Cragnotti & Partners Capital Investment Brasil S.A. and Cirio Brasil S.A.. For the presentation clearness, we also included below the values of the wholly-owned subsidiary, Bombril Overseas Inc.

The Company's Management seeks all legal means to recover the credits against any other parties related, in the amount of R$ 1,313,092.

Provisions for losses over the related parts credits were registered as follows:

Companies	Bombril S.A.	Bombril Overseas Inc.
C&P Overseas Ltda.	183,142	673,241
C&P Capital Invest. NV	-	317,213
Cragnotti & Partners Cap. Invest. Brasil S.A.	94,156	-
Cirio Del Monte N.V.	32,662	
Bombril Overseas Inc	32,719	-
Cirio Brasil S.A.	12,678	-
Total	355,357	990,454

d. License

The Management appointed Italian legal advisors, who arranged the license of credits with related parties in the amount of R$ 110,353, before the Court of Rome, as follows:

Companies	Bombril S.A.
Cragnotti & Partners Cap. Invest. Brasil S.A.	70,462
Cirio Del Monte N.V.	38,215
Brilmaq Empreendimentos Imobiliários S.A.	1,676
Total	110,353

The credits above were licensed with the purpose of assuring the rights of the Company, however in the Italian legal advisors' opinion, the possibility of performing the credits is remote.

e. Bombril S.A. credit with Bombril Holding S.A.

The Company was holder of due credit, in the amount of R$ 176,724, to be received from its parent company Bombril Holding S.A.. In the Judicial Recovery Plan scope of Bombril Holding S.A., homologated on May 29, 2006, it was foreseen the settlement of this credit upon accord and satisfaction, by Bombril Holding S.A. in favor of the Company, of 167,365,160 shares of Tevere Empreendimentos e Contsurções S.A. representative of 75.66% of its capital.

On December 21, 2006 a private instrument of acquittance was signed between the parties, being transferred to Bombril S.A. the equivalent to 167,365,160 shares of Tevere Empreendimentos e Contsurções S.A. representative of 75.66% of its capital, being the assets appraised on R$ 20,096 as mentioned in the explanatory note No. 11.

f. Balances confirmation with the related parties

The Company's Management did not find enough and suitable elements for confirming the accounts balances of asset and liabilities regarding the operations with the following parts related to the former controller shareholder: Cragnotti & Partners Capital Investment Brasil S.A., C & P Overseas Ltd., as well as with the subsidiary company Bombril Overseas Inc. Specifically concerning Bombril Overseas Inc., part of the documents of this Society are attached and hold by the Italian authorities, thus, unavailable.

11. INVESTMENTS

a. Investment Values

	Parent Company		Consolidated	
	2006	2005	2006	2005
Brilmaq Empreendimentos Imobiliários S.A.	216,730	199,912	-	-
Tevere Empreendimentos e Construções S.A.	15,205	-	-	-
Discount in the subsidiary Waddle Participações S.A.			(4,380)	
Lands for Investments	-	1	6,025	14
Total	231,935	199,913	1,645	14

On October 1st, 2005, Bombril S.A. increased its investments in Brilmaq Empreendimentos Imobiliários S.A., a direct wholly-owned subsidiary of Bombril S.A., conferring upon it 100% of its interests in the companies Bombril Mercosul S.A. and Bombril Overseas Inc.

On December 21, 2006 a private instrument of acquittance was signed between the parties, being transferred to Bombril S.A. the equivalent to 167,365,160 shares of Tevere Empreendimentos e Construções S.A. representative of 75.66% of its capital, being the assets appraised on R$ 20,096

b. Investment operations in the parent company

	Balance on 12/31/05	Capital payment in full	Investment entry	Revaluation reserve	Equity method in earnings	Balance on 12/31/06
Brilmaq Empreendimentos Imobiliários S.A.	199,912	-	-	16,335	483	216,730
Tevere Empreendimentos e Construções S.A.	-	15,205	-	-	-	15,205
Other investments	1	-	(1)	-	-	-
	199,913	15,205	(1)	16,335	483	231,935

c. Information related to the direct and indirect subsidiaries

	2006					2005		
	Capital stock	Interest in the Capital Stock	Net Equity	Fiscal Year Profit (loss)	Equity in Earnings	Net Equity	Fiscal year Profit (loss)	Equity method in earnings
Brilmaq Empreendimento Imobiliários S.A.	160,329	100%	216,730	483	483	199,912	6,046	6,046
Tevere Empreendimentos e Construções S.A.	93,819	76%	20,096	(20,858)	-	40,606	(1,657)	-
Bombril Mercosul S.A.	101,375	100%	144,645	(7,904)	-	136,222	(5,747)	(2,601)
Bombril Overseas Inc.	784,646	100%	76,664	14,609	-	67,937	(18,198)	(27,676)
Waddle Participações	5,161	76%	5,110	-	-	5,110	-	-
Pronto S.A.	1	100%	(6,162)	(3,091)	-	(3,070)	(3,071)	-
	1,145,331	-	457,083	(16,761)	483	446,717	(22,627)	(24,231)

12. FIXED ASSETS

a. Parent Company

	Annual depreciation rate (%)	Restated cost	Accumulated depreciation	2006 Net	2005 Net
Buildings	2 to 4	248	(44)	204	214
Facilities	10	6,480	(743)	5,737	1,924
Machinery and equipment	4 to 33	17,422	(6,475)	10,947	8,909
Furniture and fixtures	10	1,197	(518)	679	584
Vehicles	20	535	(44)	91	171
Data processing equipment	20	2,026	(1,239)	757	484
Software	20	2,290	(966)	1,324	1,441
Brands and patents	10	2,409	(528)	1,881	1,349
Purchase of equipment in progress		6,192	-	6,192	13,793
Other assets	0 to 33	2,428	(60)	2,368	814
Total		41,227	(11,017)	30,210	29,683

b. Consolidated

	Annual depreciation rate (%)	Restated cost	Accumulated depreciation	2006 Net	2005 Net
Lands		22,218	-	22,218	15,143
Buildings	2 to 4	71,001	(6,075)	64,296	44,100
Facilities	10	12,791	(5,231)	7,560	3,964
Machinery and equipment	4 to 33	104,0369	(45,679)	58,360	60,046
Furniture and fixtures	10	6,343	(4,315)	2,028	2,266
Vehicles	20	1,588	(875)	713	1,542
Data processing equipment	20	6,367	(5,036)	1,331	1,245
Software	20	16,027	(14,564)	1,463	1,646
Brands and patents	10	2,759	(672)	2,087	1,593
Purchase of equipment in		6,418	-	6,418	14,017

progress						
Other assets	0 to 33	2,565		(92)	2,473	813
Total		252,116		(83,169)	168,947	146,375

On December 31, 2005 and June 30, 2006, the subsidiary, Bombril Mercosul S.A., accounted revaluations of lands and buildings, machinery and equipment, hardware and software, furniture and fixtures and vehicles, in the amount of R$ 65,777. The revaluated assets are supported by evaluation technical reports, performed by independent specialized companies, and the depreciation rates of the revaluated assets were determined based on the estimated asset class life.

13. SUPPLIERS

	Parent Company		Consolidated	
	2006	2005	2006	2005
Suppliers	39,555	49,320	39,709	49,744
Suppliers – renegotiation (a)	16,461	26,140	16,461	26,140
Total	56,016	75,460	56,170	75,884
Current	54,588	61,737	54,742	62,161
Non current	1,428	13,723	1,428	13,723

(a) In the fiscal year ended on December 31, 2003, the Company renegotiated with its suppliers the debt existing in that period, for monthly payments within up to 60 months with financial charges inferior to the market. That agreement has been regularly met.

14. LOANS

a. <u>Composition</u>

	Average Annual Charges %	Parent Company		Consolidated	
		2006	2005	2006	2005
In foreign currency: *Guaranteed Note Program * (*)	8 to 9.25	26,386	25,545	26,386	25,545
In local currency: Loans for Working Capital	35.5	28,162	90,059	28,162	90,714
Total		54,548	115,604	54,548	116,259
Current		32,064	91,177	32,064	91,832
Non current		22,484	24,427	22,484	24,427

(*) Eurobonds

As the minutes of the meeting of the staff of officers of February 5, 1999, a program by the name of "Euro 200.000 guaranteed note program" was unanimously passed for the issuance of notes overseas with indefinite term, with the Italy-based company, Cirio Holding S.p.A., acting as the guarantor, and Bozano Simonsen Limited as arranger and lead manager.

With a guaranteed and authorized total of € 200 million, two tranches of notes were issued. On February 18, 1999, the first tranche (Series 1) was issued in the amount of € 40 million, with interest rate of 8% per year and maturity on February 18, 2007. The second tranche (Series 2) was issued on May 27, 1999, in the amount of € 60 million, with rate of 9.25% per year and maturity on May 27, 2007.

From the two note issuances total, approximately 94% of Series 1 and 91% of Series 2 are held by the subsidiary Bombril Overseas Inc., whose custody transfer process is ongoing. On March 3, 2005, through judicial order overseas, the attachment of securities to Bombril Overseas Inc. was determined to the current custodian (BNP Paribás). Due to the judicial decision pronounced in action of Círio Holding Luxembourg involving such securities, it was not possible yet the custody transfer of it to Bombril Overseas Inc. The definite ownership of these securities depends on the solution of these judicial lawsuits overseas. The Company's Management will study alternatives with the objective of equalizing the bond with its subsidiary when the definite transfer of securities occurs.

In March 2004, the Company presented to the investors of the Notes Series 1 the following renegotiation proposals:

- Extension of the principal amount payment, with the respective payment beginning in 2007 and ending in 2011, in eight half-yearly installments.

- Payment of interests in 12 half-yearly installments, from August 2005, with an additional 1% of interest described in the agreement, exclusively for the period between February 2004 and February 2005.

- The interest assessment ceases in February 2007, notwithstanding the extension of the settlement term of the principal value.

- Elimination of the put option clause.

The renegotiation proposal obtained approval of the investors of Notes Series 1 (€ 40 million), on March 30, 2004. In that series, the securities held by the subsidiary, Bombril Overseas Inc. totalized € 37,5 million, and the remaining are in the market's possession, in the amount of € 2,5 million.

In April 2004, the Company presented to the investors of the Notes Series 2 the renegotiation proposal, as described below:

- Extension of the principal value payment, with the respective payment beginning in 2007 and ending in 2011, in eight half-yearly installments.

- Payment of interests in 13 half-yearly installments, from May 2005, with an additional 1% of interest described in the agreement, exclusively for the period between May 2004 and May 2005.

- The interest assessment ceases in May 2007, notwithstanding the extension of the settlement term of the principal amount.

The renegotiation proposal obtained approval of the investors of Notes Series 2 (€ 60 million), on April 27, 2004. In that series, the securities held by the subsidiary, Bombril Overseas Inc. totalize € 54,7 million, and the remaining are in the market's possession, in the amount of € 5,3 million.

b. <u>Guarantees</u>

The loans in local currency are guaranteed by future sales receivables, accounts receivable and products pledge.

15. TAX LIABILITIES

a. Parent Company

	Current Liability		Long-term Liability	
	2006	2005	2006	2005
PAEX – Exceptional Plan for Payment in Installments	32,298	-	308,684	-
PAES - Special Plan for Payment in Installments	1,887		14,567	
		19,225		206,187
Payment in Installments – Others	13,273	10,810	43,731	4,463
Taxes and charges payable	8,497	56,728	-	4,360
Total	55,955	86,763	366,982	215,010

b. Consolidated

	Current Liability		Long-term Liability	
	2006	2005	2006	2005
PAEX – Exceptional Plan for Payment in Installments	32,454		309,971	
PAES - Special Plan for Payment in Installments	1,926	19,286	14,963	206,581
Payment in Installments – Others	13,273	10,810	43,731	4,463
Taxes and charges payable	14,620	56,836	203	4,406
Total	62,273	86,932	368,868	215,450

The Company performed the option of Special Plan for Payment in Installments – PAES, established by the Federal Government under Law no. 10.684, of May 31, 2003, which is destined to promote the regulation of tax and social security debts with maturities up to February 28, 2003, whose performance occurred on July 31, 2003, upon the PAES Declaration delivery.

On September 14, 2006, the Company required on a definitive basis its exclusion from the Special Payment in Installments of the Federal Revenue Service - SRF and formalized the option for the payment in 130 monthly installments as per the Exceptional Plan for Payment in Installments – PAEX, based in the Provisory Order No. 303 dated June 29, 2006. The migration from PAES to PAEX was necessary due to the several delays in the payments of federal taxes occurred between the periods of August 2004 and May 2006, the Company could, at any time, be excluded from PAES, under the Art. 7 of Law No. 10.684 of May 31, 2003. The exclusion would cause the anticipated maturity of the debt in the amount of R$ 310,676, plus the differential between the regulatory fine and the program's benefits. This migration generated an increase of the consolidated tax debt in PAEX in the amount of R$ 46,522.

In the same date, based in the Provisory Order No. 303, dated June 29, 2006, the Company entered in the Federal Revenue Service with a request of Exceptional Payment in Installments – PAEX, in 120 months, of the taxes not collected in the period between August 2004 and December 2005. Additionally, the delayed debts of the calendar year 2006 were divided in 60 installments before the Attorney General Office of the National Treasury - PGFN and the Federal Revenue Service - SRF, under the Joint Directive PGFN/ SRF No. 2, dated October 31, 2002 and the Normative Instruction No. 663, dated July 21, 2006, respectively.

Consequently to the Company' adhesion to PAEX of the Federal Revenue Service and to the regulated payment in installments by the Normative Instruction No. 663, July 21, 2006, the payment in installments balances on December 31, 2006, paid in 130, 120 and 60 months from September 2006, are R$ 283,750, R$ 57,231 and R$ 47,444, respectively.

The Exceptional Payment in Installments of 130 months will have interest addition corresponding to the monthly variation of Long Term Interest Rate and the Exceptional Payment in Installments of 120 months, as well as the payments in installments of 60 months obtained before the Federal Revenue Service will have interests addition corresponding to the monthly variation of the rate of the Special Settlement and Custody System – SELIC.

The remaining balance of PAES of the Social Security Authority (INSS) on December 31, 2006 is R$ 16,454. The Company has been performing the payments based in the higher amount between 1/180 of the debt total or 1.5% of the gross revenue corresponding to the immediate previous month to the installment's maturity, plus interests corresponding to the monthly variation of long term interest rate. The debts presented for the consolidation are being paid since July 2003. These debts installments, paid up to December 31, 2006, totalize R$ 5,928.

Notwithstanding the amounts regarding PAES and PAEX not have been homologated up to the presentation date of these financial statements, the declared debt was accounted and classified assuming the settlement terms set forth in the program, expecting for a suitable conciliation and resolution for this matter.

The balances for social charges and taxes payment in installments as of December 31, 2005 include interest of 1% per month, incurred until the date and, for some cases, Special Settlement and Custody System – SELIC.

The tax contributions and charges assessed and collected or to be collected by the Company and its subsidiaries, as well as the respective tax statements, the financial, tax and corporate records are liable to examination by the tax authorities during the varied prescription terms, according to applicable legislation.

16. TAX LOSSES TO COMPENSATE AND DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

a) Tax losses

Notwithstanding the determination on CVM instruction No. 371/02, the Company and its subsidiaries did not recognize the deferred tax credit recurring of temporary differences and tax losses and negative basis of social contribution over net profit. On December 31, 2006, the tax losses and accumulated negative basis of social contributions, for which no limit term exists for its utilization, added up respectively R$ 358,874 and R$ 367,805.

b) Deferred income tax and social contribution

The deferred income tax amounts and social contribution of the parent company are computed based in the loans and funding overseas and the taxation is reflected by the cash effect, as foreseen on Art. 30 of MP 2.158-35/2001 and it is included the revaluation reserve in the consolidated of subsidiary company.

	Parent Company		Consolidated	
	2006	2005	2006	2005
Passive exchange variance	76,434	82,151	76,434	82,151
Revaluation reserve	-	-	81,990	65,777
Tax basis	76,434	82,151	158,424	147,928
Deferred income tax and social contribution	25,989	27,931	53,862	50,295

17. MISCELLANEOUS PROVISIONS

	Parent Company		Consolidated	
	2006	2005	2006	2005
Advertising and marketing	14,883	22,379	14,883	22,379
Freight	6,414	3,812	6,414	3,812
Profits and income interest	24	4,698	24	4,698
Payroll	1,573	450	1,593	450
Provision for receivable losses	2,284	596	2,284	596
Others	1,911	427	2,212	427
Total	27,089	32,362	27,410	32,362

18. CONTINGENCIES

The Company and its subsidiaries, in the normal course of its activities, are subject to lawsuits of tax, labor, civil and environmental nature. The Company, supported in its legal assessors' opinion and, when applicable, based on specific opinions issued by experts in the same date, evaluates the conclusion expectation of the ongoing processes and determines the need or not of establishing provision for contingencies.

On December 31, 2006, the amount of R$ 143,065 (parent company) and R$ 153,161 (consolidated) is provisioned, which, in the Management's opinion, based on its legal assessors' opinion, drawn up on December 31, 2006, is enough to cope with the losses expected for the ongoing processes conclusion.

	Parent Company		Consolidated	
	2006	2005	2006	2005
Labor Contingencies	9,504	8,263	10,286	8,781
Tax Contingencies	118,357	116,583	125,104	117,995
Civil Contingencies	15,203	14,183	17,771	14,183
Total	143,064	139,029	153,161	140,959
Current	24,707	27,188	25,489	27,706
Long term	118,357	111,841	127,672	113,253

Labor Contingencies

On December 31, 2006, the Company was exposed to labor lawsuits, with the most diverse characteristics and in several phases of the process stage. Based on the opinions issued by the legal assessors of the Company and on the expected success of some judgments and negotiations that shall occur, the provisioned amount of R$ 9,504, net of R$ 1,377 regarding deposits and judicial blockades (R$ 8,263 in 2005) is considered sufficient by the Management to cope with the expected losses.

Civil Contingencies

On December 31, 2006, the Company was exposed to civil lawsuits with the most diverse characteristics and in several phases of the process stage. Based on the opinions issued by the legal assessors of the Company and on the expected success of some judgments and negotiations that shall occur, the provisioned amount of R$ 15,203, net of R$ 455 regarding deposits and judicial blockades (R$ 14,183 in 2005) is considered sufficient by the Management to cope with the expected losses.

Tax Contingencies

The Company has been managerially and judicially questioning the constitutionality of the nature, calculus basis, rate changes and expansion of the calculus basis of some taxes, charges and social contributions, with the intention of assuring the non-receipt or recovery of past payments. The Company obtained preliminary order not to collect or recover payments of taxes and charges and social contributions, in the amount of R$ 118,357, net of R$ 2,768 regarding deposits and judicial blockades (R$ 116,583 in 2005), monetarily updated by SELIC. The amounts of non-paid taxes, based on preliminary judicial orders, are provisioned and updated until a final order is obtained. The main ongoing process of fiscal nature is the following:

a. Excise Tax – IPI

   The Company obtained restraining order securing the IPI credit right for the acquisitions of exempted raw material or subject to zero rate. The cleared amount of those credits with installments matured or to mature of the same tax, updated by SELIC up to December 31, 2006, is R$ 92,387 (R$ 85,566 in 2005).

Additionally, the Company is subject to lawsuits of tax, labor, civil and environmental nature in several phases of the process stage. Those lawsuits determine a maximum risk of R$ 3,810,304. The success likelihood in those lawsuits was considered by the legal assessors as possible and, based on that opinion, the Company decided not to establish provision for contingencies for the said lawsuits.

The natures of the main lawsuits are the following:

- Securities Purchase and Sales

  Tax assessment notice drawn up by the Brazilian Federal Revenue in 2003, 2004 2005 and 2006 in the amount of R$ 3,278,477, regarding the withholding income tax levied on sales and purchase operations of securities issued overseas (T-Bills, T-Bonds, Argentine Global Bonds etc.) performed between the years 1998 and 2001.

- Taxation over the Parent Company's Profits Overseas

  The Company, on April 22, 2003, filed a writ of mandamus with a petition seeking a preliminary order, such document judicially discusses the constitutionality of the Provisory Measure 2158-35/01 and IN 213/02, that discipline the taxation of Corporate Income Tax (IRPJ) and Social Security Tax on Net Profit (CSLL) over the profits of the subsidiary, Bombril Overseas Inc., such profits performed and reached by the regulation since the fiscal year 1996 until 2002. The estimated amount is R$ 679,256, if only considered the equity earning accumulated until the fiscal year

2002, and R$ 679,256, if considered the total equity in earnings, which includes gain installment of exchange variance.

19. NET EQUITY

a. Authorized capital

The authorized capital is divided into 60,000 thousand shares, being 20,000 thousand common shares and 40,000 thousand preferred shares.

b. Subscribed and paid-in capital

The Shareholder's Meeting of April 25, 2005 approved the grouping of issuing common and preferred shares of the Company in the proportion of 1,000 shares to 1 share of the respective kind. The total of 40,754,001,774 registered shares, without par value, being 15,395,299,000 common shares and 25,358,702,774 preferred shares, were converted into 40,754,002 registered shares, without par value, being 15,395,299 common shares and 25,358,703 preferred shares.

On December 31, 2006, the subscribed and paid-in capital is divided into 40,754,002 shares, being 15,395,299 common shares and 25,358,703 preferred shares.

The preferred shares has no voting right, but they have the preference right in the receipt of minimum dividends and guarantee of a dividend 10% superior to the dividend paid to holders of common shares. For shares of any kind, a minimum dividend of 25% of the net profit for the fiscal year is guaranteed, adjusted under the legislation in effect.

c. American Depositary Receipts Program

On June 6, 1994, the level 1 “American Depositary Receipts” (ADR) program was initiated, approved by the Securities Exchange Commission (SEC) of the United States of America, the Brazilian Securities Commission (CVM) and the Brazilian Central Bank. That program confers upon holders of preferred shares of Bombril S.A. the right to deposit their shares under custody in Banco Itaú S.A., in São Paulo, and to receive American Depositary Receipts (ADR) in New York.

On December 31, 2006, 587,489 preferred shares, which are equivalent to 587,489 ADRs, are deposited with the Bank of New York, representing 1.44% of the total capital.

d. Revaluation reserve

As mentioned in the explanatory note No. 12, on December 31, 2006 and December 31, 2005, the Company has registered reflex revaluation reserve of the subsidiary Bombril Mercosul S.A., net of taxes, in the amounts of R$ 56,078 and R$ 43,413, respectively.

20. FINANCIAL EXPENSES

	Parent Company		Consolidated	
	2006	2005	2006	2005
Interest on loans	(36,731)	(47,436)	(36,761)	(47,512)
Interest on eurobonds	(23,631)	(26,182)	(1,553)	(2,095)
Interest on loan operations	(968)	(943)	(22,494)	(17,750)
Interest on taxes paid in installments and overdue	(42,815)	(39,452)	(42,899)	(39,778)
Banking charges	(6,709)	(7,441)	(6,779)	(7,450)
Total	(110,851)	(121,454)	(110,486)	(114,585)

21. EXTRA ITEMS – OPERATING

	Parent Company		Consolidated	
	2006	2005	2006	2005
Update for SELIC of the tax migrated from PAES to PAEX	(46,522)		(46,522)	-
Judicial lawsuits included in PAEX	(16,010)		(16,010)	-
Additional charges regarding the payments in installments – IN No. 663 dated July 21, 2006	(5,667)		(5,667)	-
Taxes credit – Pis, Cofins and Income Tax	11,745		11,745	-
Total	(56,454)		(56,454)	-

22. EXTRA ITEMS – OPERATING

	2006	2005	2006	2005
Reversion of provision for losses with investment on Bombril Overseas	-	86,135	-	-
Balance update of the related parties – Círio Finanziaria S.p.A.	1,141	-	1,141	
Provision for loss with related parties – Círio Brasil S.A.	(12,678)	-	(12,678)	-
Provision for loss with related parties – Bombril Holding S.A.	(161,481)	-	(161,481)	-
Total	(173,018)	86,135	(173,018)	-

23. INSURANCES

As of December 31, 2006, the Company has insurance coverage against fire and diverse risks for its assets, for values deemed sufficient by the Company's Management for the coverage of operating risk potentials.

24. RESPONSIBILITIES AND LIABILITIES

As a guarantee of the ongoing lawsuits, product supply agreements, commercial lease and related companies' liabilities, mortgages (all types), sureties, pledge, escrow and guarantees were offered, in the amount of R$ 329,146.

25. FINANCIAL INSTRUMENTS

As of December 31, 2006, the Company had the following financial instruments:

1. Cash equivalents, accounts receivable and loans:

   The accounted values are close to the realizable values.

The Company hires operations involving financial instruments with features similar to the variable revenue market registered in equity's accounts, aiming at decrease the exposition to market risks and interest rates.

On December 31, 2006, the Company had the amount of R$4,041 registered in financial investments in "BOX" operations. The Financial Institution guarantee the settlement of operations and the representing of the operation risk.

2. Investments:

Consist mainly of subsidiaries and associated companies, registered by the equity basis method, which have strategic interest for the Company's operations. Market value considerations are not applicable.

MANAGEMENT'S REPORT

Dear Shareholders,

BOMBRIL S/A passed through a corporate change in the business year of 2006. On May 29, 2006, the Judicial Recovery Plan of Bombril Holding S.A. was homologated. In compliance with the referred plan, Cirio Finanziaria S.p.A. transferred to Newco International Ltd., a company controlled by Ronaldo Sampaio Ferreira, the interest of 86.71% in the capital stock of Bombril Holding S.A.. Also in compliance with the Judicial Recovery Plan, Bombril Holding S.A. transferred to Newco International Ltd. representative shares of 55% of the voting capital of the Company, corresponding 20.78% of the social capital stock.

One June 8, 2006, through judicial decision, it was declared the judicial administration closing in the Company, thus, the Special Shareholders Meeting was called for July 7, 2006 for substitution of part of the members Board of Directors and of the Statutory Audit Committee and election of the respective deputies, constituting the new Management of the Company. Thus, the previous Management performed their functions until July 7, 2006.

For the company's life, the closing of the exceptional period of judicial Management brings the perspective of a solid and strategic management that constitutes in an element of fundamental importance to its business expansion.

Effectively, the company has already started to experiment a new route of recovery in the second semester of the year, as reflected by the financial statements, with its sales growth and its capacity of cash generation, making more sustainable its financial status.

COMPANY'S PROFILE

With 59 years, Bombril S.A. is kept as an icon in the cleaning products segment of Brazil. Founded on January 14, 1948 as Abrasivos Bombril Ltda., the company was born from the view of Roberto Sampaio Ferreira who realized the high potential of a product that have started to be manufactured in the United States and that would revolutionize the daily home activities: the steel wool sponge. The bet in the new product more than justified itself, due to its diverse application. Besides polishing pans, the steel wool sponge also cleans glasses, crystals, inox, chamois, guns, tools, dishes, glazed tile, ironware etc. Immediate success in Brazil, the steel wool sponge would be known as the 1001 utilities product, this designation, for representing the use multiplicity, became the Bombril name synonym in the whole country.

As the years passed by, the evolution of the productive profile and the arising of new consumer's demands turned Bombril into a company of complete cleaning solutions. Admired and respected by the consumer, the company performs in 15 product's categories, which include: steel wool sponge, steel wool, synthetic sponges, detergents, soaps, saponaceous, disinfectant, cleaners, conditioners, liquid clothes cleaner, press facilitators, aromatized sachets and environment deodorants.

For the accomplishment of all of this work, the company has three manufacturing sites – Anchieta Unit, in São em São Bernardo do Campo (SP), Abreu e Lima Unit (PE) and Sete Lagoas Unit (MG). Together, these units annually manufacture around 250 thousand tons of products, result of the work of approximately 2,000 direct employees.
Bombril brands reach thousands of sales points in the whole country, which makes the company present in higher part of the Brazilian houses.

OPERATING AND FINANCIAL PERFORMANCE

The company's Sales reached R$ 873 millions, a little below the previous year in absolute amount, however, with a better profitability providing a gross margin of 57.6% over the Net Revenue, before the 55.8% reached in 2005.

The Operating Expenses, especially the "General and Administrative", decreased significantly, of order of 49%, result of the measures of contention and projects of costs reduction implemented by the new Management.

The Management "LAJIDA" (Profit before interests, income tax, depreciation and amortization) in the year of 2006 was 37% superior to the obtained in the previous year, which means and extra operating performance obtained this year.

The Financial Expenses also presented performance improvement, especially those derived from funding of working capital, where the excellent operating performance of the company provided a significant reduction of the banking indebtedness levels, decreasing it from R$ 90 millions in 2005 to R$ 28 millions in the end of 2006, as stated in the Explanatory Note 14.

The Operating Result of the year, after the Financial Expenses, however, was affected by the "extra items" (R$ 56 millions), especially derived from the renegotiation of tax liabilities, conducting as a positive consequence the company's regularization before the public treasury.

The Company's Net Result in the year received, also, the charge of new "provisions over credits with relating parts", classified as "Non Operating Extra Items", that amounted in (R$ 158 millions), having as larger event the provision over the company's credit with Bombril Holding S/A. The company's Net Result was negative closed in R$ 220 millions against R$ 99 positive millions in the previous year.

It is important to highlight that in 2005 the exchange contributed expressively for the positive result reached (Exchange Revenue of R$ 117 millions), besides the extra effects of order of R$ 86 millions that also decreased the result. These certifications are demonstrated in the Financial Statements.

	Controlling Company	
	2006	2005
Business Year Result	(220)	99
Exchange Variation	8	(117)
Extra Items - Operating	173	(86)
Extra Items - Non Operating	56	-
Result before the Exchange Variation and the Extra Items	17	(104)

(Amount expressed in millions of Brazilian reais)

PERSPECTIVES

Bombril projects for the next year a solid and determined trajectory of growth in its businesses, as much as in the enlargement of its participation in the segments where it performs as in the new businesses prospecting.

The Company plans growth on sales, with the maintenance of its indexes of profitability, which tends to provide a larger investment capacity.

The renewal and maintenance of the manufacturing site are investments priorities, assuring the continuity of its operations and the development of new technologies and new products.

The company plans the intensification of its investments in Advertising and Publicity, maintaining the approximation and preference of its products before the consumers and increasing its participation in the market.

EXTERNAL AUDIT

By the second consecutive year the external audit services of Bombril S/A are performed by BDO Trevisan – Independent Auditors, the policy of the company these year was not hiring services that were related to external audit before its independent auditors, aiming at assure that no interest conflicts will occur or loss of independency or objectivity in the development of its works.

ACKNOWLEDGMENT

Bombril Management thanks especially to the Shareholders, the Customers, Suppliers and Financial Institutions for the reliance deposited in the Company during the year of 2006, and, particularly to its collaborators for the dedication and personal efforts.

São Bernardo do Campo, March, 2007.

TEVERE EMPREENDIMENTOS E CONSTRUÇÕES S.A.
ADJUSTMENTS AND CLASSIFICATIONS
DECEMBER 31, 2006

N°	DESCRIPTION	PROPOSED ADJUSTMENTS ASSETS D/(C)	LIABILITIES (D)/C	RESULT (D)/C
1	D- Accounts Receivable - Short Term	201.779		
	C - PDD - Short Term	(185.380)		
	C- Accounts Receivable - Long Term	(271.593)		
	D - PDD - Long Term	21.044		
	D- Result			(234.150)
	Update for the status provided by the financial department of discussion regarding the credits accomplishment.			
2	D - Inventories LP	69.108.874		
	C - Inventories CP	(69.108.874)		
	Separation among short and long term			
3	D- Result			(159.195)
	C- Accounts Receivable Bombril Holding	(159.195)		
	Regarding the balance receivable of mutual, registered in Tevere, for which there are no receipt perspective.			
4	D- Result			(174.748)
	C-Deferred	(174.748)		
	Amortization of the deferred of November and December 2006			
5	D- Result			(4.187.320)
	C- IPTU Araçariguama		164.768	
	C- IPTU Itapevi		863.919	
	C- IPTU Pirapora do Bom Jesus		272.422	
	C- IPTU Santana do Parnaíba		2.886.211	
	Update of the balances payable of the Company's IPTU, based on the status provided by Tevere			
6	D- Result			(4.523.479)
	C- Tax Contingencies		1.955.585	
	C- Civil Contingencies		2.567.894	
	SELIC update of document of infraction in the amount of R$ 3.390 thousands of June 2006, approximately R$ 1.955 thousand and Provision of the Geoplan process, with unpredictable outcome, according to the lawyer's answer, around R$ 2.447 thousand and R$ 120 thousand of Mr. Mário Padovani			
7	D- Result			(1.249.019)
	C- Provision for Loss of Tax Credits	(1.249.019)		
	Pis and Cofins credits, without operations since 2004, according to previous audit report			
8	D-Results performance of revaluation reserve			(1.372.080)
	C - Reserve Performance of Revaluation			1.372.080
	Regards the performance of revaluation reserve of the Company's lands, according to the control provided by the customer.			
9	D - Result of the previous years			(359.126)
	C - Year result			359.126
	PAES update, based in the Company's revision request			
10	D- Pis - Short Term		(148.099)	
	D-Cofins -Short Term		(294.396)	
	C-PAEX - Short Term		156.065	
	C-PAEX - Long Term		1.286.495	
	C - Year result			(1.000.065)
	PAEX update, using as basis the debts of Pis and Cofins informed by Lilla Huck office, PAES consolidation statement, revision request of the consolidated debts and summary of the Internal Revenue Service and update of SELIC since 2003.			
11	C - Subsidiary and Associated Companies		7.485.823	
	D - Year Result			(7.485.823)
	Mutual update with the company Cragnotti & Partners Capital Investment Brasil S.A., since December 31, 2003.			
	Total	(1.817.112)	17.196.687	(19.013.799)
		Check	(19.013.799)	(19.013.799)

TRIAL AND PRELIMINARY

ONLY FOR DISCUSSION

INDEPENDENT AUDITORS OPINION

In attention of Shareholders and Managers of
Bombril S.A.
São Bernardo do Campo – SP (State of São Paulo)

1. We have examined the individual and consolidated balance sheets (parent company) of Bombril S.A. and subsidiary companies, raised on December 31, 2006 and 2005, and the respective result statements, the shareholder's equity (excess of liabilities over assets) and the origins and applications of resources corresponding to the years ended on said dates, prepared under the responsibility of your Management. Our responsibility is expressing an opinion over these financial statements.

2. Except regarding the subjects commented on paragraphs 3, 4 and 5, our tests were conducted according to the audit Brazilian rules and included: (a) planning of works, considering the balances relevance, the transactions volume and the accounting and internal controls systems of the Company and its subsidiary companies; (b) certification, based on tests, of the evidences and records that contained the amounts and the accounting information disclosed; and (c) evaluation of accounting practices and estimations more representative adopted by the Company's Management and its subsidiary companies, as well as the presentation of financial statements jointly considered;

3. The accounting records of the subsidiary company Bombril Overseas Inc., concerning the years beginning since January 1st, 2002, were reconstituted by the managers of the subsidiary company and our tests were prepared based on copies of documents, contracts, control spreadsheets etc., filed by the parent company Bombril S.A. The original documents of Bombril Overseas Inc. were attached and are held by the Italian authorities and are unavailable, limiting the application of audit procedures deemed necessary. The attachment events are not under control of the Management of the parent company.

4. We have not received a reply concerning the direct confirmation requests of balances and operations of the companies that belong to the economic group of the former controller shareholder (in judicial settlement process – explanatory note No. 1). If we have received these confirmations of balances and operations, the information could reflect on complementary adjustments of the financial statements presented. Thus, no adjustment to the balances with related parties was registered in the individual and consolidated financial statements.

5. The subsidiary company Bombril Overseas Inc. petitioned before the Luxemburg Court the bringing of provisional pleading of attachment of Eurobonds, originally issued by the parent company Bombril S.A., in the amount of €92,160 thousand, that are kept in custody in an account of the company Cirio Holding Luxembourg S.A. On December 31, 2006, we had a reply regarding the confirmation requests from the Company's legal assessors, however, without the

outcome evaluation regarding the success of the custody transfer of the deeds to Bombril Overseas Inc. If we had received the outcome evaluation from the Company's legal assessors, the information could reflect in complementary adjustments in the presented financial statements. Thus, no adjustment was registered in the individual and consolidated financial statements.

6. In our opinion, except regarding the possible effects that could be resulted by the application of audit procedures over the original accounting records mentioned on paragraph 3 and by the possible effects of limitations mentioned on paragraphs 4 and 5, the financial statements referred on paragraph 1 suitable represent, in every relevant aspects, the equity and financial, individual and consolidated status of Bombril S.A. and subsidiary companies on December 31, 2006 and 2005, the result of its operations, the mutations of its shareholder's equity (excess of liabilities over assets) and the origins and applications of its resources corresponding the years ended on said dates, according to the accounting practices adopted in Brazil.

7. The Company presented, on December 31, 2006, exceeding current liabilities to the current assets in the amount of R$49,854 thousands and the excess of liabilities over assets amounted R$ 790,550 thousands. The equity and financial balance of the Company's businesses depends on the success continuity of the shares that are being developed by the Management, as mentioned on the explanatory note No. 1. The financial statements on December 31, 2006 do not include any adjustment regarding the performance and classification of the assets amounts or the amounts and the classification of liabilities that would be required in the eventual impossibility of the Company pursue operating.

8. As described in the explanatory note No. 15, on December 31, 2006, despite the amounts included in the Special Payment in Installments Request – PAES and in the Exceptional Payment in Installments Request – PAEX being in homologation process by the official authorities, the accounting and classification of debts were performed according to the conditions set forth in the programs. Consequently, the confirmation of the liabilities total will depend on the conclusion by the official authorities of the declared analysis and debts. The Management does not wait for relevant adjustments derived from this process.

9. As commented on the explanatory note No. 18, the Company is considering administrative and judicial actions mainly from taxes in several phases of procedural stage in the amount of R$ 3,810,304 thousand. Based in the opinions issued by the Company's legal assessors, whose evaluation of outcome is possible, the Company's Management decided not constitute provision for contingency.

São Paulo, March 1st, 2007

Daniel Gomes Maranhão Júnior

Accountant-partner

CRC (Regional Board of Accountants) No. 1SP21585610-5

BDO Trevisan Auditores Independentes

CRC (Regional Board of Accountants) No. 2SP013439/O-5

versão : 20 / mar / 2007

TABLE 1

BOMBRIL S.A.

INDIVIDUAL AND CONSOLIDATED BALANCE SHEETS
RAISED ON DECEMBER 31 OF 2006 AND 2005
(In thousands Brazilian reais)

		Subsidiary		Consolidated	
ASSETS	Note	2006	2005	2006	2005
CURRENT					
Cash and cash equivalents	(4)	34.111	13.891	34.150	14.430
Accounts receivable	(5)	117.482	76.754	119.657	73.166
Provision for credits of uncertain settlement	(5)	(2.869)	(4.087)	(4.297)	(4.087)
Inventories	(6)	12.612	14.269	12.612	14.999
Prepaid expenses	(7)	1.959	27.022	1.959	30.449
Bonds and securities	(8)	1.866	7.267	2.054	7.706
Other accounts receivable	(9)	2.779	3.854	3.555	3.870
Current assets total		167.940	138.970	169.690	140.533
NON CURRENT					
LONG TERM RECEIVABLE					
Accounts receivable	(5)	-	-	72	-
Provision for credits of uncertain settlement	(5)	-	-	(9)	-
Prepaid expenses	(7)	-	76	-	76
Inventories	(6)	-	-	69.109	-
Taxes to recover	(8)	-	6.318	510	6.784
Goods destined to sales		-	-	1.249	1.249
Other accounts receivable	(9)	-	-	323	86
Subsidiaries and associated companies	(10)	9.633	193.274	-	186.476
		9.633	199.668	71.254	194.671
FIXED					
Investments	(11)	231.935	199.913	1.645	14
Fixed assets	(12)	30.210	29.683	168.947	146.375
Deferred		1.038	1.584	2.080	2.241
		263.183	231.180	172.672	148.630
Non current assets total		272.816	430.848	243.926	343.301
ASSETS TOTAL		440.756	569.818	413.616	483.834

The explanatory notes make part of the financial statements.

TABLE 1 (page 2)

BOMBRIL S.A.

INDIVIDUAL AND CONSOLIDATED BALANCE SHEETS
RAISED ON DECEMBER 31 OF 2006 AND 2005
(In thousands Brazilian reais)

		Subsidiary		Consolidated	
	Note	2006	2005	2006	2005
LIABILITIES					
CURRENT					
Suppliers	(13)	54.588	61.737	54.742	62.161
Salaries and social charges		7.825	7.821	7.839	7.915
Loans	(14)	32.064	91.177	32.064	91.832
Tax liabilities	(15)	55.955	86.763	62.273	86.932
Miscellaneous provisions	(17)	27.089	32.362	27.410	32.362
Other accounts payable		1.512	1.508	23.882	2.002
Subsidiaries and associated companies	(10)	14.054	15.661	13.938	15.079
Contingencies	(18)	24.707	27.188	25.489	27.706
Current liabilities total		217.794	324.217	247.637	325.989
NON CURRENT					
LONG TERM RECEIVABLE					
Suppliers	(13)	1.428	13.723	1.428	13.723
Loans	(14)	22.484	24.427	22.484	24.427
Tax liabilities	(15)	366.982	215.010	368.868	215.450
Subsidiaries and associated companies	(10)	451.188	419.717	317.518	275.226
Other accounts payable		27.084	20.164	27.084	20.164
Contingencies	(18)	118.357	111.841	127.672	113.253
Deferred income tax and social contribution		25.989	27.931	53.862	50.295
Non current liabilities total		1.013.512	832.813	918.916	712.538
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES		-	-	4.894	-
BALANCE SHEET (EXCESS OF LIABILITIES OVER ASSE	(19)				
Capital stock realized		585.900	585.900	585.900	585.900
Capital reserves		28.627	28.627	28.627	28.627
Revaluation reserve		56.078	43.413	56.078	43.413
Accrued losses		(1.461.155)	(1.245.152)	(1.428.436)	(1.212.633)
Balance sheet total		(790.550)	(587.212)	(757.831)	(554.693)
LIABILITIES TOTAL		440.756	569.818	413.616	483.834

The explanatory notes make part of the financial statements.

TABLE 2

BOMBRIL S.A.

INDIVIDUAL AND CONSOLIDATED RESULT STATEMENTS
FOR THE YEARS ENDED ON DECEMBER 31 OF 2006 AND 2005
(In thousands Brazilian reais, except profit (loss) per parcel of thousand shares, which is expressed in Brazilian re

		Subsidiary		Consolidated	
	Note	2006	2005	2006	2005
GROSS SALES REVENUE		873.099	883.441	873.506	883.788
Sales deductions		(20.586)	(21.485)	(20.694)	(22.304)
Incident taxes over sales		(207.141)	(212.744)	(206.339)	(212.769)
NET SALES REVENUE		645.372	649.212	646.473	648.715
COST OF PRODUCTS SOLD		(273.523)	(287.075)	(272.585)	(281.747)
GROSS PROFIT		371.849	362.137	373.888	366.968
REVENUES OPERATING (EXPENSES)					
With sales		(219.393)	(214.001)	(222.216)	(213.705)
General and administrative		(33.663)	(65.612)	(40.963)	(76.792)
Management fees		(5.050)	(3.413)	(5.050)	(3.413)
Interests in profits and incomes		(546)	(5.613)	(546)	(5.613)
Other net revenues (expenses)		8.546	(8.421)	8.603	(8.462)
Equity in earning's income	(11)	483	(24.231)	-	-
Extra items	(21)	(56.454)	-	(56.454)	-
OPERATING INCOME BEFORE FINANCIAL REVENUES (EXPENSES)		65.772	40.846	57.262	58.983
Financial Expenses	(20)	(110.851)	(121.454)	(110.486)	(114.585)
Financial Revenues		4.733	4.324	4.849	4.385
Net monetary and exchange variance		(8.364)	117.463	(145)	85.905
OPERATING INCOME AFTER FINANCIAL REVENUES (EXPENSES)		(48.710)	41.179	(48.520)	34.688
Extra items	(22)	(173.018)	86.135	(173.018)	-
Non operating, net revenues (expenses)		112	(246)	(1.934)	94
INCOME BEFORE TAXES		(221.616)	127.068	(223.472)	34.782
INCOME TAX AND SOCIAL CONTRIBUTION		1.943	(27.932)	3.799	(27.932)
FISCAL YEAR INCOME		(219.673)	99.136	(219.673)	6.850
INCOME PER PARCEL OF A THOUSAND SHARES IN FINAL CAPITAL STOCK OF THE PARENT COMPANY		(5,39)	2,43	(5,39)	0,17

The explanatory notes make part of the financial statements.

TABLE 3

BOMBRIL S.A.

**INDIVIDUAL STATEMENTS OF THE SHAREHOLDER'S EQUITY CHANGES (EXCESS OF LIABILITIES OVER ASSETS)
FOR THE YEARS ENDED ON DECEMBER 31 OF 2006 AND 2005
(In thousands Brazilian reais)**

	Capital stock	Capital reserves	Revaluation reserve	Accrued losses	Total
BALANCES OF DECEMBER 31 2004	585.900	28.627	-	(1.344.288)	(729.761)
Profit of the year	-	-	-	99.136	99.136
Revaluation reserve	-	-	43.413	-	43.413
BALANCES OF DECEMBER 31 2005	585.900	28.627	43.413	(1.245.152)	(587.212)
Loss of the year	-	-	-	(219.673)	(219.673)
Revaluation reserve	-	-	16.335	-	16.335
Performance of the revaluation reserve	-	-	(3.670)	3.670	-
BALANCES OF DECEMBER 31 2006	585.900	28.627	56.078	(1.461.155)	(790.550)

The explanatory notes make part of the financial statements.

TABLE 4

BOMBRIL S.A.

INDIVIDUAL AND CONSOLIDATED STATEMENTS OF THE SOURCES AND APPLICATIONS OF RESOURCES
FOR THE YEARS ENDED ON DECEMBER 31 OF 2006 AND 2005
(In thousands Brazilian reals)

	Parent Company		Consolidated	
	2006	2005	2006	2005
FUNDS SOURCE				
From operations (see below)	84.500	-	59.201	-
From the Shareholders:				
Paid-in capital	-	-	-	1
From third parties:				
Decrease of the long term receivable	2.414	-	34	3.391
Increase of the long term receivable	73.909	33.589	73.569	35.001
Total of the resources origin	160.823	33.589	132.804	38.393
RESOURCES APPLICATIONS				
In the operations (see below)	-	26.191	-	28.734
Fixed assets	4.710	15.415	5.044	17.172
Deferred assets	564	1.584	47	2.351
Increase of the long term receivable	-	603	-	-
Transfer for current liabilities	20.156	37.232	20.204	36.260
Total resources application	25.430	81.025	25.295	84.517
DECREASE (INCREASE) IN THE CAPITAL INSUFFICIENCY NET CURRENT	135.393	(47.436)	107.509	(46.124)
CAPITAL VARIANCES STATEMENT CURRENT:				
Current assets:				
In the end of the year	167.940	138.970	169.690	140.533
In the beginning of the year	138.970	72.981	140.533	73.107
	28.970	65.989	29.157	67.426
Current liabilities:				
In the end of the year	217.794	324.217	247.637	325.989
In the beginning of the year	324.217	210.792	325.989	212.439
	106.423	(113.425)	78.352	(113.550)
DECREASE (INCREASE) IN THE CAPITAL INSUFFICIENCY NET CURRENT	135.393	(47.436)	107.509	(46.124)
STATEMENT OF THE RESOURCES GENERATED ON (INVESTED ON) SOCIAL OPERATIONS				
Profit (loss) of the year	(219.673)	99.136	(219.673)	6.850
Expenses (revenues) that do not affect the current capital:				
Depreciations and amortizations	4.045	2.953	9.058	10.303
Cash and exchange variations over long term items, net	126.834	(67.378)	118.267	(48.897)
Equity in earning	(483)	24.231	-	-
Extra items	-	(86.135)	-	-
Provision for losses over the fixed assets	-	4	(6)	7
Provision for losses with related parts	172.529	22	149.542	-
Residual amount of the shortened fixed asset	1.248	976	2.013	3.003
Total applied in the operations	84.500	(26.191)	59.201	(28.734)

The explanatory notes make part of the financial statements.

The CVM registration does not imply any appreciation over the company, being its managers responsible for the accuracy of the rendered information.

01.01 – Identification

1. CVM Code	2. Corporate name	3 - Brazilian Registry of Legal Entities (CNPJ/MF)
01219-0	**Bombril SA**	**50.564.053/0001-03**
4. NIRE (Company's Registration Number) **35300099711**		

01.02 – Headquarters

1. Complete Address			2. District or region	
Marginal da Via Anchieta S/N Km 14			Rudge Ramos	
3. CEP [Zip Code] 09696-000	4. Municipality São Bern Campo		5. State SP (State of São Paulo)	
6. DDD 011	7. Phone 4366-1001	8. Phone 4366-1001	9. Phone 4366-1001	10. Telex 2512
11. DDD 011	12. Fax 4368-9188	13. Fax 4368-9188	14. Fax 4368-2512	
15. E-mail acionista@bombril.com.br				

01.03. – Investor Relations' Officer (Mailing Address with the Company)

1. Name				
Gustavo Hassum Ramos				
2. Complete Address Marginal da Via Anchieta S/N Km 14			3. District or region Rudge Ramos	
4. CEP [Zip Code] 09696-000	5. Municipality São Bern Campo		6. State SP (State of São Paulo)	
7. DDD 011	8. Phone 4366-1001	9. Phone 4366-1001	10. Phone 4366-1001	11. Telex 7371
12. DDD 011	13. Fax 4368-7371	14. Fax 4368-7371	15. Fax 4368-7371	
15. E-mail acionista@bombril.com.br				

01.04. – Reference/ Auditor

Business Year		Current Quarter			Previous Quarter		
1. Beginning	2. Ending	3. Number	4. Beginning	5. Ending	6. Number	7. Beginning	8. Ending
01/01/2006	12/31/2006	3	07/01/2006	09/30/2006	2	04/01/2006	06/30/2006
9. Name/ Corporate name of the auditor BDD Trevisan Auditores Independentes					10. CVM Code 00210-0		
11. Name of the technician in charge Daniel G. Maranhão Jr.					12. Brazilian Registry of Individuals (CPF/MF) of the technician in charge 070.982.868-45		

01.05. – Capital stock composition

Shares Number (Thousand)	1- Current Quarter 09/30/2006	2 – Previous Quarter 06/30/2006	3 – Equal Quarter Ex. Previous 09/30/2005
Paid-in Capital			
1. Common	15,395	15,395	15,395
2. Preferred	25,359	25,359	25,359
3. Total	40,754	40,754	40,754
Treasury			
4. Common	0	0	0
5. Preferred	0	0	0
6. Total	0	0	0

01.06. – Company's Features

1 – Company's Type Commercial, Industrial and Other Company
2 – Status Type Operating
3 – Control nature National Private
4 – Business Code 1080 – Pharmaceutical and Hygiene
5 – Main Business Industry and Commerce of Hygiene and Cleaning Products
6 – Consolidated Type Not presented
7 – Auditors' Report Type With Exception

01.07. - Business corporation not included in the consolidated financial statements

1. Item	2. Brazilian Registry of Legal Entities (CNPJ/MF)	3. Corporate Name

01.08. – Monetary revenues deliberated and/ or paid during and after the quarter

1. Item	2. Event	3. Approval	4. Revenue	5. Payment Beginning	6. Share type	7. Value of the revenue per share

01.09 – Capital stock subscribed and alterations in the current business year

1. Item	2. Alteration Date	3. Value of the capital stock (Thousand Brazilian Reais)	4. Alteration Value (Thousand Brazilian Reais)	5. Alteration Source	7. Quantity of issued shares (Thousand)	8. Price of share when issued (Brazilian Reais)

01.10. – Investors Relations' Officer

1. Date	2. Signature
11/14/2006	

01.03 – Identification

1. CVM Code	2. Corporate name	3 - Brazilian Registry of Legal Entities (CNPJ/MF)
01219-0	**Bombril SA**	**50.564.053/0001-03**

02.01. – Assets Balance Sheet (Thousand Brazilian Reais)

1. CODE	2. DESCRIPTION	3. 09/30/2006	06/30/2006
1.	Total Assets	473,667	417,058
1.01	Current Assets	163,826	108,298
1.01.01	Cash and cash equivalents	16,232	7,442
1.01.01.01	Cash and Banks	3,646	522
1.01.01.02	Banks Escrow Account	12,686	6,920
1.01.02	Credits	130,350	74,368
1.01.02.01	Accounts Receivable from Customers	109,698	83,479
1.01.02.02	(-) Discounted Trade Bills	(751)	(19,925)
1.01.02.03	(-) Uncertain Net Credits Provision	(3,165)	(3,034)
1.01.02.04	Accounts Receivable [illegible]	5,031	5,034
1.01.02.05	Securities	1	1
1.01.02.06	Taxes to Recover	12,903	3,421
1.01.02.07	Other Accounts Receivable	6,633	5,392
1.01.03	Inventories	13,327	14,465
1.01.04	Others	3,917	12,023
1.01.04.01	Prepaid expenses	3,917	12,023
1.02	Long Term Receivable Assets	60,313	60,247
1.02.01	Miscellaneous Credits	11,209	11,030
1.02.01.02	Legal Deposits and Tax Incentives	4,445	4,391
1.02.01.05	Taxes to Recover	6,764	6,639
1.02.02	Credits with Joint People	49,104	49,217
1.02.02.01	With Associated Companies	0	0
1.02.02.02	With Subsidiary Companies	4,705	4,857
1.02.02.03	With Other Joint People	44,399	44,360
1.02.03	Other	0	0
1.03	Fixed Assets	249,528	248,511
1.03.01	Investments	218,654	217,508
1.03.01.01	Interests in Associated Companies	0	0
1.03.01.02	Interests in Subsidiary Companies	218,654	217,507
1.03.01.02.01	Investments	218,654	217,507
1.03.01.03	Other Investments	0	1
1.03.02	Fixed	30,343	29,978
1.03.03	Deferred	531	1,027

02.02. – Liabilities Balance Sheet (Thousand Brazilian Reais)

1. CODE	2. DESCRIPTION	3. 09/30/2006	06/30/2006
2.	Total Liabilities	473,667	417,058
2.01	Current Liabilities	280,384	345,981
2.01.01	Loans and Funding	61,438	48,364
2.01.02	Debentures	0	0
2.01.03	Suppliers	50,475	59,220
2.01.04	Taxes, Rates and Contributions	57,877	139,993
2.01.04.01	Provision for IRPJ and CSLL	0	0
2.01.04.02	Tax liabilities	57,877	138,993
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	0	0

2.01.07	Debts with Joint People	15,191	15,313
2.01.07.01	Subsidiary and Joint Business Corporations	15,191	15,313
2.01.08	Others	96,403	84,091
2.01.08.01	Salaries and Charges Payable	10,108	9,715
2.01.08.02	Miscellaneous Provisions	29,271	20,217
2.01.08.03	Other Accounts Payable	26,762	25,108
2.01.08.04	Contingencies	29,272	29,051
2.02	Long Term Receivable Liabilities	974,812	821,600
2.02.01	Loans and Funding	23,744	24,748
2.02.01.01	Financial Institutions – Overseas	23,744	24,748
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with Joint People	436,226	431,557
2.02.04.01	Subsidiary and Joint Business Corporations	436,226	431,557
2.02.05	Others	514,842	365,297
2.02.05.01	Tax Liabilities	381,038	211,081
2.02.05.02	Suppliers	3,963	7,019
2.02.05.03	Other Accounts Payable	1,247	1,247
2.02.05.04	Contingencies	120,354	[illegible]
2.02.05.05	Provision for IRPJ and CSLL – Deferred	28,240	27,882
2.03	Income of the Future Years	0	0
2.05	Shareholder's Equity	(751,529)	(750,525)
2.05.01	Paid Capital Stock	585,900	585,900
2.05.01.01	Capital stock	585,900	585,900
2.05.02	Capital Reserves	28,627	28,627
2.05.03	Revaluation Reserves	57,782	5[illegible],691
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/ Associated Companies	57,782	55,691
2.05.04	Profit Reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Profits to be paid	0	0
2.05.04.05	Interest Retention	0	0
2.05.04.06	Special for Non Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Accrued Profits/ Losses	(1,453,838)	(1,423,743)

03.01. – Income Statements (Thousand Brazilian Reais)

1. CODE	2. DESCRIPTION	3. 07/01/2006 to [illegible]/30/2006	4. 01/01/2006 to [illegible]/30/2006	5. 07/01/2006 to [illegible]/30/2006	6. 01/01/2006 to 06/30/2005
3.01	Gross Revenues of Sales and/or Services	239,292	640,710	239,604	636,590
3.02	Gross Revenue Deductions	(61,227)	(168,658)	(64,331)	(167,811)
3.03	Net Revenue of Sales and/ or Services	178,065	472,052	175,273	468,779
3.04	Assets Cost and/or Sold Services	(71,255)	(200,545)	(79,999)	(206,999)
3.05	Gross Income	106,810	271,407	95,274	261,780
3.06	Operating Expenses/ Revenues	(137,212)	(479,156)	(106,979)	(105,702)
3.06.01	With Sales	(55,120)	(170,052)	(69,770)	(144,757)
3.06.01.01	Expenses with Personnel	(6,786)	(20,199)	(6,124)	(16,525)
3.06.01.02	Expenses with Advertising	(9,009)	(38,995)	(17,699)	(25,976)

3.06.01.03	Expenses with Sales Promotions	(24,045)	(64,971)	(28,656)	(57,724)
3.06.01.04	Expenses with Freights	(11,000)	(33,109)	(11,991)	(30,810)
3.06.01.05	Provision for Uncertain Debtors	0	350	0	(106)
3.06.01.06	Third Parties Services	(613)	(2,059)	(433)	(1,112)
3.06.01.07	Expenses with Travel	(978)	(2,795)	(971)	(2,192)
3.06.01.08	Expenses with Rents	(1,009)	(3,149)	(968)	(2,710)
3.06.01.09	Other Expenses	(1,680)	(5,125)	(2,928)	(7,602)
3.06.02	General and Administrative	(8,706)	(30,973)	(21,050)	(54,773)
3.06.02.01	Expenses with Personnel	(4,711)	(16,134)	(4,186)	(13,219)
3.06.02.02	Third Parties Services	(2,117)	(7,759)	(14,741)	(34,838)
3.06.02.03	Depreciation/ Amortizations	(258)	(735)	(211)	(552)
3.06.02.04	Energy and Communication	(277)	(777)	(369)	(1,035)
3.06.02.05	Miscellaneous Materials	(147)	(350)	(99)	(437)
3.06.02.06	Expenses with Travel	(47)	(519)	(143)	(442)
3.06.02.07	Expenses with Rents	(320)	(943)	(522)	(1,664)
3.06.02.08	Other Expenses	(829)	(3,756)	(779)	(2,586)
3.06.03	Financial	(18,222)	(76,470)	(5,308)	46,744
3.06.03.01	Financial Revenues	2,219	(4,869)	25,818	134,394
3.06.03.01.01	Asset Exchange Variance	1,492	1,112	24,626	131,420
3.06.03.01.02	Other financial Revenues	727	3,756	1,192	2,974
3.06.03.02	Financial Expenses	(20,441)	(81,338)	(31,126)	(87,650)
3.06.03.02.01	Passive Exchange Variance	0	0	0	0
3.06.03.02.02	Other Financial Expenses	(20,441)	(81,338)	(31,126)	(87,650)
3.06.04	Other Operating Revenues	8,178	30,165	6,415	106,501
3.06.04.01	Extra Items	0	0	0	86,493
3.06.04.02	Others	8,178	30,165	6,415	20,008
3.06.05	Other Operating Expenses	(64,489)	(234,234)	(4,802)	(27,411)
3.06.05.01	Extra Items	(58,454)	(199,557)	0	0
3.06.05.02	Others	(8,035)	(34,677)	(4,802)	(27,411)
3.06.06	Income of Equity in Earnings	1,147	2,406	(12,464)	(32,006)
3.07	Operating Income	(30,402)	(207,751)	(11,705)	156,078
3.08	Non Operating Income	6	7	9	80
3.08.01	Revenues	7	12	12	364
3.08.02	Expenses	(1)	(5)	(3)	(284)
3.09	Income before Taxation/ Interests	(30,396)	(207,744)	(11,696)	156,158
3.10	Provision for IR and Social Contribution	(378)	(310)	(3,411)	(31,232)
3.11	Deferred IR	0	0	0	0
3.12	Statutory Interests/ Contributions	(229)	(2,598)	(1,599)	(4,014)
3.12.01	Interests	(229)	(2,598)	(1,599)	(4,014)
3.12.01.01	Employees	(229)	(2,598)	(1,599)	(4,014)
3.12.02	Contributions	0	0	0	0
3.13	Profits Reversion	0	0	0	0

	over Own Capital				
3.15	Profit/ Loss of the Period	(31,003)	(210,652)	(16,706)	120,912
	SHARES NUMBER, EX. TREASURY (THOUSAND)	40,754	40,754	40,754	40,754
	PROFIT PER SHARE				2.96687
	LOSS PER SHARE	(0.76074)	(5.16887)	(0.40992)	

BOMBRIL S.A. PARENT COMPANY

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS REGARDING THE QUARTER ENDED ON SEPTEMBER 30, 2006
(Amounts expressed in R$ thousands, except when otherwise indicated)

1. OPERATING CONTEXT

Bombril S.A. (hereinafter referred to as the "Company"), operates in the hygiene and cleaning industry, manufacturing industrial and domestic consumption products, among which the following is highlighted: steel wool, liquid detergent, soaps, disinfectants, cleaners, softeners and others.

In July 2003, its indirect parent company, Cirio Finanziaria S.p.A. and its direct parent company, Bombril Holding S.A. – on Judicial Recovery (hereinafter referred to as the "Bombril Holding S.A.") had the control of Bombril S.A. suspended due to the judicial execution encountered by Newco International Ltd. Since July 28, 2003, the judicial manager, appointed pursuant to the judicial usufruct on 100% of the Company's common shares, elected the Board of Directors and the Audit Committee, in the course of the General Meetings.

On May 29, 2006 the Judicial Recovery Plan of Bombril Holding S.A. was homologated. Meeting the referred plan, Cirio Finanziaria S.p.A. transferred to Newco International Ltd. the interest of 86.71% in the capital stock of Bombril Holding S.A.. Also meeting the Judicial Recovery Plan, Bombril Holding S.A. transferred to Newco International Ltd. representative shares of 55% of the voting capital of the Company, corresponding to 20.78% of the total capital stock.

On June 8, 2006, by means of judicial decision, it was declared the termination of the judicial management in the Company, being, this way, called a Shareholder's Meeting for July 7, 2006, for destitution of part of the members of the Board of Directors and the Audit Committee and election of the respective deputies, constituting the new Company's Management. Thus, the previous Management worked on their roles until July 7, 2006.

In this manner, the control structure of the Company on that moment started being the following:


Newco International Ltd.
Reserva
86,7138%
13,2862%
55%
(Capital
Votante)
Bombril Holding
45%
(Capital
Votante)
Bombril S.A.

Key:
Capital Votante – Voting Capital
Reserva - Reserve

Since the possession date, the new Company's Management has been undertaking verifications and deepened studies regarding several items of its financial statements, especially those regarding the operations with parts related to the former controller shareholder, to the indirect subsidiary Bombril Overseas Inc. and to the Guaranteed Notes Program. Eventual reflections of these verifications result and studies in the financial statements of the Company are promptly disclosed to the market.

In this first quarter of the new Management, it was possible to implement measures of great relevance for the reestablishment of the economical and financial balance, the equity' status, the cash generation and for the operating restructuring of the Company.

The main actions performed by the Management are:

(i) recover of the payment of the falling due taxes total, which represent a deep change of the previous situation, since the Company ceased paying IPI, PIS and COFINS in several months in the periods comprised between August 2004 and May 2006, totalizing a debt of R$ 102,873.
(ii) refunding of the total federal tax debt, in the total amount of R$ 331,739, upon the Company's entrance in the Exceptional Program for Payment in Installments– PAEX, subject matter of the Provisory Order No. 303, dated July 29, 2006. It is important to highlight that, due to the non payment of the federal taxes in the periods referred on item (i) above, the Company is not maintaining anymore the necessary requirements to remain in the Special Plan for Payment in Installments – PAES, as foreseen on Article 7 of Law No. 10.684, dated May 31, 2003, this is the reason for the decision of transferring the remaining debts of this program to PAEX, which resulted in an increase of the tax debt in R$ 46,522;
(iii) prolongation of the financial indebtedness profile of the Company, with the drastic reduction of the resources collection via factoring and obtaining banking funding of short and medium term. These measures, allowed, in this quarter, the monthly average interest rate decrease in 1 percentage point;
(iv) growth concerning the average of the previous year, from 19% of gross billing, 33% of the customers' basis and 30% of profitability (gross income).

2. FINANCIAL STATEMENTS PRESENTATION

The financial statements presented herein were prepared according to the Law for Business Corporations and in accordance with the accounting practices adopted in

Brazil and complementary dispositions of CVM – Brazilian Securities and Exchange Commission.

3. SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a. Provision for uncertain settlement credits

It was established based on the individual analysis of the receivables, in the amount deemed sufficient for covering possible losses.

b. Inventories

The inventories are demonstrated at medium cost of acquisition or production, inferior to the reposition or realization amounts.

c. Investments

The investments in subsidiaries and associated companies are evaluated by equity equivalence method. Other investments are registered by the acquisition cost and reduced by the provision for losses necessary to adequate them to the market value.

d. Fixed Assets

The fixed assets are evaluated by the acquisition cost, added to revaluations and monetarily corrected until December 31, 1995. The depreciations are computed by the linear method, based on the estimated assets class life.

e. Assets and Liabilities subject to monetary update

Accounts subject to restatement are updated based on the indexes defined legally or in agreement.

f. Transactions in foreign currency

Transactions in foreign currency are accounted by the exchange rate of the transaction's day. Assets or liabilities in foreign currency are converted using the exchange date of the balance sheet's date. The exchange variances are accredited in the income statements as they occur.

g. Any other current assets and long-term assets

Any other current assets and long-term assets are demonstrated at realization or cost values, including the profited earnings, when applicable.

h. Loans

Updated based on the monetary and exchange variations, added to the respective charges incurred, until the year closing date.

i. Provision for income tax and social contribution

It is computed based on the provisions of the legislation in force to the applicable rate.

j. Provision for contingencies

Provisions for contingencies related to labor, tax, civil, commercial and environmental lawsuits, in the judicial and administrative courts, are established based on legal assessors' opinions, drawn up in the balance sheet's closing date and better estimations of the Management on the likely income of the lawsuits pending in the balance sheet's date.

k. Any other current liabilities and long-term liabilities

Any other current liabilities and long-term liabilities are demonstrated by the known or payable values, added to the respective charges and monetary and exchange variation, when applicable.

l. Estimation use

The financial statements preparation requires the Management to estimate and adopt assumptions related to the reported assets and liabilities, with contingent assets and liabilities in the financial statements' date and with the amounts of revenues and expenses reported in the respective periods. Actual incomes may differ from such estimations.

m. Profit and income interest

The Company maintains a plan for profit and income interest that provides to its employees the right to hold an interest in the income of the Company. Provisions are established for accrediting this interest.

n. Profit (loss) per share

The profit (loss) per share is calculated based on the number of outstanding shares in the balance sheet date.

o. Financial statement of the previous period

The financial statements regarding the fiscal year ended on June 30, 2006 and September 30, 2005 were reclassified for comparison purposes, when applicable.

4. CASH AND CASH EQUIVALENTS

	09/30/2006	06/30/2006
Cash	2	6
Banks	16,230	7,436
Total	16,232	7,442

On December 31, 2006, the Company presents the amount of R$ 12,686 in current account entailed to the loans operations called "guarantee account" (R$ 6,920 on June 30, 2006).

5. ACCOUNTS RECEIVABLE

	09/30/2006	06/30/2006
Trade bills receivable – net of provision	106,533	80,445
Trade bills receivable – related parties	5,031	5,034
(-) Discounted trade bills	(721)	(19,925)
Total	110,813	65,554

In order to cope with the possible losses with uncertain settlement, provisions were established in the amount of R$ 3,165, as of September 30, 2006 (R$ 3,034 in June 30, 2006).

In order to reduce the credit risk, the Company carries out the principled credit analysis of the customers. In the event of default, the Company adopts the procedure of direct collection to the client, outsourcing of collection and in some cases, judicial collection.

6. TAXES RECOVERABLE

	09/30/2006	06/30/2006
IRPJ and CSLL recoverable	7,403	9,126
ICMS recoverable	1,054	831
Pis	2,993	-
Cofins	8,114	-
Others	103	103
Total	19,667	10,060
Current	12,903	3,421
Long Term	6,764	6,639

7. INVENTORIES

	09/30/2006	06/30/2006
Finished products	4,625	5,620
Products in progress	2,665	2,519
Raw materials	3,448	3,334
Package materials	2,429	2,834
Others	160	158
Total	13,327	14,465

8. OTHER ACCOUNTS RECEIVABLE

	09/30/2006	06/30/2006
Credit with suppliers	3,720	2,711
Advances to employees	1,672	1,524
Judicial asset freezing	1,013	895
Others	228	262
Total	6,633	5,392

9. PREPAID EXPENSES

	09/30/2006	06/30/2006
Publicity and advertising	2,722	10,554
Interests over funding	962	730
Others	233	739
Total	3,917	12,023

10. SUBSIDIARIES AND ASSOCIATED COMPANIES

a. Parent Company

a.1. Assets

Business Corporations	09/30/2006	06/30/2006	Interests and update	Guarantee	Maturity
Bombril Overseas Inc. (*)	32,720	32,720	100% of CDI	Cragnotti & Partners Capital Investment Brasil S.A.	12/31/2003
Cragnotti & Partners Capital Investment Brasil S.A. (*)	94,155	94,155	100% of CDI	Cirio Holding S.p.A.	6/30/2003
C & P Overseas Ltd. (*)	183,142	183,142	100% of CDI	Cragnotti & Partners Capital Investment Brasil S.A.	12/31/2003
Cirio Del Monte N.V. (*)	32,215	38,215	-	Cirio Finanziaria S.p.A.	7/31/2003
Bombril Holding S.A. (*)	176,711	176,711	100% of CDI	Cragnotti & Partners Capital Investment Brasil S.A.	6/30/2003
Cirio Brasil S.A.	10,378	10,378	100% of CDI	Bombril Holding S.A.	6/30/2003
Brilmaq Empreendimentos Imobiliários S.A.	2,810	2,810	-	Cirio Holding S.p.A.	12/31/2003
Pronto S.A.	1,895	2,047	-	There is no guarantee	Indefinite
Tevere Empr. Constr. S.A.	412	373	100% of CDI + 2.2% per month	There is no guarantee	Indefinite
Sub-total	540,438	540,551			
Provision for losses (b)	(491,334)	(491,334)			
Total	49,104	49,217			

(*) Amounts updated until 06/30/2003.

a.2. Liabilities

Business Corporations	09/30/2006	06/30/2006	Interests and update	Guarantee	Maturity
Bombril Overseas Inc.	371,030	366,897	See note 13	Cirio Holding S.p.A.	See note 13
Societá Sportiva Lázio	18,675	18,384	Euribor Quart. + 3.2% p.a.	There is no guarantee	Automatically renewable
Bombril Mercosul S.A.	46,501	46,382	-	There is no guarantee	12/31/2003
Agropecuária Cirio Ltda.	132	128	100% of CDI	There is no guarantee	Indefinite
Cirio Finanziaria S.p.A. (*)	15,079	15,079	Libor Quarter. + 3.2% p.a.	There is no guarantee	11/11/2003
Total	451,417	446,870			

(*) Amounts updated until 06/30/2003.

b. Provisions for losses of values receivable with related parties

Pursuant to the insolvency status confirmation of Cirio Finanziaria S.p.A. and its parent company, Cirio Holding S.p.A., the Management of Bombril S.A., according to Law no. 6.404/76 in its article 183, item I, and with the CVM Guidance Opinion no. 21, of December 27, 1990, decided to establish the provision on June 30, 2003, to cope with the eventual losses with the realization of credit rights that the Company has against these business corporations and other related parties.

Thus, the provisions were established with the related parties that do not present condition evidences for its debt settlement, such as Cragnotti & Partners Capital Investment N.V., C&P Overseas Ltd., Cragnotti & Partners Capital Investment Brasil S.A., Cirio Del Monte N.V., Cirio Brasil S.A., Bombril Holding S.A. and Bombril Overseas Inc. For the presentation clearness, we also included below the amounts of provisions for losses of credits held by the wholly-owned subsidiary Bombril Overseas Inc., coped with the related parties.

The Company's Management seeks all legal means to recover the credits whose loss is provided, in the amount of R$ 1,493,973. The amounts per company are demonstrated below:

Companies	Bombril S.A.	Bombril Overseas Inc.
C&P Overseas Ltda.	183,142	681,524
Bombril Holding S.A.	132,724	-
C&P Capital Invest. NV	-	321,115
Cragnotti & Partners Cap. Invest. Brasil S.A.	94,155	-
Cirio Del Monte N.V.	38,215	-
Bombril Overseas Inc	32,720	-

Cirio Brasil S.A.	10,378	-
Total	491,334	1,002,639

c. License

Additionally, in order to assure the Company's rights, the Management appointed Italian legal advisors, who arranged the license of credits with related parties in the amount of R$ 110,353, before the Court of Rome, as follows:

Companies	Bombril S.A.
Cragnotti & Partners Cap. Invest. Brasil S.A.	70,462
Cirio Del Monte N.V.	38,215
Brilmaq Empreendimentos Imobiliários S.A.	1,676
Total	110,353

d. The Company is holder of due credit, in face of its parent company, Bombril Holding S.A., related to which was provided a loss in the amount of R$ 132,724, for adjustment of its probable realization amount. In the Judicial Recovery Plan scope of Bombril Holding S.A., homologated on May 29, 2006, it was foreseen the settlement of this credit upon accord and satisfaction, by Bombril Holding S.A., in favor of the Company, of 167,365,160 shares of Tevere Empreendimentos e Contsurções S.A. representative of 75.66% of its capital., appraised in R$ 43,987.

e. The Company's Management did not find enough and suitable elements for confirming the accounts balances of asset and liabilities regarding the operations with the following parts related to the former controller shareholder: Cragnotti & Partners Capital Investment Brasil S.A., C & P Overseas Ltd., Cirio Del Monte N.V., as well as the subsidiary company Bombril Overseas Inc. Specifically concerning Bombril Overseas Inc., part of the documents of this business corporation are attached and hold by the Italian authorities, thus, unavailable.

11. INVESTMENTS

a. Investment Values

	09/30/2006	06/30/2006
Brilmaq Empreendimentos Imobiliários S.A.	218,654	217,507
Other Investments	-	1
Total	218,654	217,508

On October 1st, 2005, Bombril S.A. increased its investments in Brilmaq Empreendimentos Imobiliários S.A., a direct wholly-owned subsidiary of Bombril S.A., conferring upon it 100% of its interests in the companies Bombril Mercosul S.A. and Bombril Overseas Inc.

b. Investment operations

	Balance on 06/30/2006	Equity method in earnings	Revaluation reserve	Balance on 09/30/2006
Brilmaq Empreendimentos Imobiliários S.A.	217,507	1,147	-	218,654
Other investments	1	-	(1)	-
	217,508	1,147	(1)	218,654

c. The Company's Management did not find enough and suitable elements for confirming the investment account balance in the direct subsidiary of Brilmaq Empreendimentos Imobiliários S.A., once part of the documents regarding the indirect subsidiary Bombril Overseas Inc., are attached and held by the Italian authorities, thus, unavailable.

12. FIXED ASSETS

a. Parent Company

	Annual depreciation rate (%)	09/30/06 Restated cost	Accumulated depreciation	Net	06/30/2006 Net
Buildings and improvements in lands	2 to 4	1,448	(88)	1,360	1,86
Facilities	10	2,544	(680)	1,864	1,927
Machinery and equipment	4 to 33	15,922	(5,789)	10,133	9,788
Furniture and fixtures	10	1,165	(509)	656	609
Vehicles	20	569	(449)	120	132
Data processing equipments	20	1,972	(1,180)	792	842
Software	20	2,278	(854)	1,424	1,479
Brands and patents	10	2,029	(474)	1,555	1,572
Fixed assets under construction		12,438	-	12,438	12,255
Other assets	0 to 33	17	(16)	1	1,163
Total		40,382	(10,039)	30,343	29,976

13. LOANS

a. Composition

	Average Annual Rate %	09/30/06	06/30/2006
In foreign currency: *Guaranteed Note Program*	8 to 9.25	25,729	25,863
In local currency: Loans for Working Capital	24.60	59,453	47,247
Total		85,182	73,110
Current		61,438	48,364
Long-term		23,744	24,746

b. Guaranteed Notes Program

As the minutes of the meeting of the staff of officers of February 5, 1999, a program by the name of "Euro 200.000 guaranteed note program" was unanimously passed for the issuance of notes overseas with indefinite term, with the Italy-based company, Cirio Holding S.p.A., acting as the guarantor, and Bozano Simonsen Limited as arranger and lead manager.

With a guaranteed and authorized total of € 200 million, two tranches of notes were issued. On February 18, 1999, the first tranche (Series 1) was issued in the amount of € 40 million, with interest rate of 8% per year and maturity on February 18, 2007. The second tranche (Series 2) was issued on May 27, 1999, in the amount of € 60 million, with rate of 9.25% per year and maturity on May 27, 2007.

From the two note issuances total, approximately 94% of Series 1 and 91% of Series 2 are held by the subsidiary Bombril Overseas Inc., whose custody transfer process is ongoing. On March 3, 2005, through judicial order overseas, the attachment of securities to Bombril Overseas Inc. was determined to the current custodian (BNP Paribás).
The Company's Management will study alternatives aiming at equalizing the bond with its subsidiary when the definite possession of securities occurs by Bombril Overseas Inc. .

In March 2004, the Company presented to the investors of the Notes Series 1 the following renegotiation proposals:

- Extension of the principal amount payment, with the respective payment beginning in 2007 and ending in 2011, in eight half-yearly installments.

- Payment of interests in 12 half-yearly installments, from August 2005, with an additional 1% of interest described in the agreement, exclusively for the period between February 2004 and February 2005.

- The interest assessment ceases in February 2007, notwithstanding the extension of the settlement term of the principal value.

- Elimination of the put option clause.

The renegotiation proposal obtained approval of the investors of Notes Series 1 (€ 40 million), on March 30, 2004. In that series, the securities held by the subsidiary, Bombril Overseas Inc. totalize € 37,5 million, and the remaining are in the market's possession, in the amount of € 2,5 million.

In April 2004, the Company presented to the investors of the Notes Series 2 the renegotiation proposal, as described below:

- Extension of the principal value payment, with the respective payment beginning in 2007 and ending in 2011, in eight half-yearly installments.

- Payment of interests in 13 half-yearly installments, from May 2005, with an additional 1% of interest described in the agreement, exclusively for the period between May 2004 and May 2005.

- The interest assessment ceases in May 2007, notwithstanding the extension of the settlement term of the principal amount.

The renegotiation proposal obtained approval of the investors of Notes Series 2 (€ 60 million), on April 27, 2004. In that series, the securities held by the subsidiary, Bombril Overseas Inc. totalize € 54,7 million, and the remaining are in the market's possession, in the amount of € 5,3 million.

c. Loans in local currency - guarantees

The loans in local currency are guaranteed by future sales receivables, accounts receivable and products pledge.

14. SUPPLIERS

	09/30/2006	06/30/2006
Suppliers	37,277	46,343
Suppliers – renegotiation (a)	17,161	19,896
Total	54,438	66,239
Current	50,475	59,220
Non current	3.963	7,019

(a) In the fiscal year ended on December 31, 2003, the Company renegotiated with its suppliers the debt existing in that period, for monthly payments within up to 60 months with financial charges inferior to the market. That agreement has been regularly met.

15. MISCELLANEOUS PROVISIONS

	09/30/2006	06/30/2006
Advertising and sales promotion	10,479	8,708
Profits and income interest	4,292	4,063
Freight	5,757	4,161
Provision for loss with inventories	2,688	298
Provision for receivable losses	1,649	1,258
Payroll	2,103	136
Others	2,303	1,593
Total	29,271	20,217

16. TAX LIABILITIES

	Current Liability		Long-term Liability	
	09/30/2006	06/30/2006	09/30/2006	06/30/2006
PAEX – Exceptional Plan for Payment in Installments	31,114	-	300,144	-
PAES - Special Plan for Payment in Installments	1,862	15,725	14,845	208,107
Federal Payment in Installments – 60 months	10,058	-	39,232	-
Payment in Installments – Others	3,948	9,295	6,817	2,947
Taxes and charges payable	10,895	113,973	-	27
Total	57,877	138,993	361,038	211,081

The Company performed the option of Special Plan for Payment in Installments – PAES, established by the Federal Government under Law no. 10.684, of May 31, 2003, which is destined to promote the regulation of tax and social security debts with maturities up to February 28, 2003, whose performance occurred on July 31, 2003, upon the PAES Declaration delivery.

On September 14, 2006, the Company required on a definitive basis its exclusion from the Special Payment in Installments of the Federal Revenue Service - SRF and formalized the option for the payment in 130 monthly installments as per the Exceptional Plan for Payment in Installments – PAEX, based in the Provisory Order No. 303 dated June 29, 2006. The migration from PAES to PAEX was necessary due to the several delays in the payments of federal taxes occurred between the periods of August 2004 and May 2006, the Company could, at any time, be excluded from PAES, under the Art. 7 of Law No. 10.684 of May 31, 2003. The exclusion would cause the anticipated maturity of the debt in the amount of R$ 310,676, plus the differential between the regulatory fine and the program's benefits. This migration generated an increase of the consolidated tax debt in PAEX in the amount of R$ 46,522.

In the same date, based in the Provisory Order No. 303, dated June 29, 2006, the Company entered in the Federal Revenue Service with a request of Exceptional Payment in Installments – PAEX, in 120 months, of the taxes not collected in the period between August 2004 and December 2005. Additionally, the delayed debts of the calendar year 2006 were divided in 60 installments before the Attorney General Office of the National Treasury - PGFN and the Federal Revenue Service - SRF, under the Joint Directive PGFN/ SRF No. 2, dated October 31, 2002 and the Normative Instruction No. 663, dated July 21, 2006, respectively.

Consequently to the Company' adhesion to PAEX of the Federal Revenue Service and to the regulated payment in installments by the Normative Instruction No. 663, July 21, 2006, the payment in installments balances on September 30, 2006, paid in 130, 120 and 60 months from September 2006, are R$ 278,981, R$ 52,277 and R$ 49,290, respectively.

The Exceptional Payment in Installments of 130 months will have interest addition corresponding to the monthly variation of Long Term Interest Rate and the Exceptional Payment in Installments of 120 months, as well as the payments in installments of 60 months obtained before the Federal Revenue Service, and the Attorney General Office of the National Treasury - PGFN will have interests addition corresponding to the monthly variation of the rate of the Special Settlement and Custody System – SELIC.

The remaining balance of PAES of the Social Security Authority (INSS) on September 30, 2006 is R$ 16,707. The Company has been performing the payments based in the higher amount between 1/180 of the debt total or 1.5% of the gross revenue corresponding to the immediate previous month to the installment's maturity, plus interests corresponding to the monthly variation of long term interest rate. The debts presented for the consolidation are being paid since July 2003. These debts installments, paid up to September 30, 2006, totalize R$ 5,458.

Notwithstanding the amounts regarding PAES and PAEX not have been homologated up to the presentation date of these financial statements, the declared debt was accounted and classified assuming the settlement terms set forth in the program, expecting for a suitable conciliation and resolution for this matter.

The tax contributions and charges assessed and collected or to be collected by the Company and its subsidiaries, as well as the respective tax statements, the financial, tax and corporate records are liable to examination by the tax authorities during the varied prescription terms, according to applicable legislation.

17. TAX LOSSES TO COMPENSATE

Notwithstanding the determination on CVM instruction No. 371/02, the Company and its subsidiaries did not recognize the deferred tax credit recurring of temporary differences and tax losses and negative basis of social contribution over net profit. On September 30, 2006, the tax losses and accumulated negative basis of accrued social contributions, added up respectively R$ 325,115 and R$ 339,528.

18. CONTINGENCIES

The Company and its subsidiaries, in the normal course of its activities, are subject to lawsuits of tax, labor, civil and environmental nature. The Company, supported in its legal assessors' opinion and, when applicable, based on specific opinions issued by experts in the same date, evaluates the conclusion expectation of the ongoing processes and determines the need or not of establishing provision for contingencies.

On September 30, 2006, the amount of R$ 149,626 is provisioned, which, in the Management's opinion, based on its legal assessors' opinion, drawn up on December 31, 2005, is enough to cope with the losses expected for the ongoing processes conclusion.

	09/30/2006	06/30/2006
Labor Contingencies	10,240	10,230
Tax Contingencies	124,094	122,876
Civil Contingencies	15,292	14,033
Total	149,626	147,139
Current	29,272	29,051
Long term	120,354	118,088

Labor Contingencies

On September 30, 2006, the Company was exposed to labor lawsuits, with the most diverse characteristics and in several phases of the process stage. Based on the opinions issued by the legal assessors of the Company and on the expected success of some judgments and negotiations that shall occur, the provisioned amount of R$ 10,240, (10,230 on June 30, 2006) was considered sufficient by the Management to cope with the expected losses.

Civil Contingencies

On September 30, 2006, the Company was exposed to civil lawsuits with the most diverse characteristics and in several phases of the process stage. Based on the opinions issued by the legal assessors of the Company and on the expected success of some judgments and negotiations that shall occur, the provisioned amount of R$ 15,292, (R$ 14,033 on June 30, 2006) was considered sufficient by the Management to cope with the expected losses.

Tax Contingencies

The Company has been managerially and judicially questioning the constitutionality of the nature, calculus basis, rate changes and expansion of the calculus basis of some taxes, charges and social contributions, with the intention of assuring the non-receipt or recovery of past payments. The Company obtained preliminary order not to collect or recover payments of taxes and charges and social contributions, in the amount of R$ 124,094, on September 30, 2006 (R$ 122,876 on June 30, 2006), updated by SELIC rate. The amounts of non-paid taxes, based on preliminary judicial orders, are provisioned and updated until a final order is obtained.

The main ongoing process of fiscal nature is the following:

Excise Tax – IPI

The Company obtained restraining order securing the IPI credit right for the acquisitions of exempted raw material or subject to zero rate. The cleared amount of those credits with installments matured or to mature of the same tax, updated by SELIC up to September 30, 2006, is R$ 90,907 (R$ 89,221 on June 30, 2006).

Additionally, the Company is subject to lawsuits of tax, labor, civil and environmental nature in several phases of the process stage. Those lawsuits determine a maximum risk of R$ 3,228,975. The success likelihood in those lawsuits was considered on December 31, 2005 by the legal assessors as possible and, based on that opinion, the Company decided not to establish provision for contingencies for the said lawsuits.

The natures of the main lawsuits are the following:

- Securities Purchase and Sales

  Tax assessment notice drawn up by the Brazilian Federal Revenue in 2003, 2004 and 2005 in the amount of R$ 2,575,429 on September 30, 2006, regarding the withholding income tax levied over sales and purchase operations of securities issued overseas (T-Bills, T-Bonds, Argentine Global Bonds etc.) performed between the years 1998 and 2000.

- Taxation over the Parent Company's Profits Overseas

  The Company, on April 22, 2003, filed a writ of mandamus with a petition seeking a preliminary order, such document judicially discusses the constitutionality of the Provisory Measure 2158-35/01 and IN 213/02, that discipline the taxation of Corporate Income Tax (IRPJ) and Social Security Tax on Net Profit (CSLL) over the profits of the subsidiary, Bombril Overseas Inc., such profits performed and reached by the regulation since the fiscal year of 1996. The estimated amount is R$ 120,614, if only considered the equity earning accumulated until the fiscal year 2002, and R$ 510,714, if considered the total equity in earnings, which includes gain installment of exchange variance.

19. NET EQUITY

a. Authorized capital

The authorized capital is divided into 60,000 thousand shares, being 20,000 thousand common shares and 40,000 thousand preferred shares.

b. Subscribed and paid-in capital

The Shareholder's Meeting of April 25, 2005 approved the grouping of issuing common and preferred shares of the Company in the proportion of 1,000 shares to 1 share of the respective kind. The total of 40,754,001,774 registered shares, without par value, being 15,395,299,000 common shares and 25,358,702,774 preferred shares, were converted into 40,754,002 registered shares, without par value, being 15,395,299 common shares and 25,358,703 preferred shares.

On September 30, 2006, the subscribed and paid-in capital is divided into 40,754,002 shares, being 15,395,299 common shares and 25,358,703 preferred shares.

The preferred shares has no voting right and having the following advantages: (a) priority of capital reimbursement, without bonus, in the event of Company's settlement, (b) priority on receiving mandatory legal dividend; and (c) guarantee of a 10% (tem per cent) dividend superior to the dividend paid to the shareholders holders of common shares. . For shares of any kind, a minimum dividend of 25% of the net profit for the fiscal year is guaranteed, adjusted under the legislation in effect.

c. American Depositary Receipts Program

On June 6, 1994, the level 1 "American Depositary Receipts" (ADR) program was initiated, approved by the Securities Exchange Commission (SEC) of the United States of America, the Brazilian Securities Commission (CVM) and the Brazilian Central Bank. That program confers upon holders of preferred shares of Bombril S.A. the right to deposit their shares under custody in Banco Itaú S.A., in São Paulo, and to receive American Depositary Receipts (ADR) in New York.

On September 30, 2006, 637,189 preferred shares, which are equivalent to 587,489 ADRs, are deposited with the Bank of New York, representing 1,56% of the total capital.

d. Revaluation reserve

On December 31, 2005 and September 30, 2006, the Company has registered reflex revaluation reserve of the subsidiary Bombril Mercosul S.A., net of taxes, in the amounts of R$ 43,413 and R$ 16,335, respectively. On September 30, 2006, this reserve balance, net of tax is R$ 57,782.

20. EXTRA ITEMS

	Quarter ended on 09/30/2006	Quarter ended on 09/30/2005
Update for SELIC of the tax migrated from PAES to PAEX	(46,522)	-
Judicial lawsuits included in PAEX	(16,010)	-
Additional charges regarding the payments in installments – IN No. 663 dated July 21, 2006	(5,667)	-
Taxes credit – Pis, Cofins and Income Tax	11,745	-
Total	(56,454)	-

21. INSURANCES

On September 30, 2006, the Company has insurance coverage against fire and diverse risks for its assets, for values deemed sufficient by the Company's Management for the coverage of operating risk potentials.

22. RESPONSIBILITIES AND LIABILITIES

As a guarantee of the ongoing lawsuits, product supply agreements, commercial lease and related companies' liabilities, mortgages (all types), sureties, pledge, escrow and guarantees were offered, in the amount of R$ 311,978.

23. FINANCIAL INSTRUMENTS

On September 30, 2006, the Company had the following financial instruments:

1. Cash equivalents, accounts receivable and loans:

   The accounted values are close to the realizable values.

2. Investments:

   Consist mainly of subsidiaries and associated companies, registered by the equity basis method, which have strategic interest for the Company's operations. Market value considerations are not applicable.

On September 30, 2006 the Company did not have derivative financial instruments.

COMMENTS REGARDING THE FINANCIAL STATEMENTS

The incomes of the quarter ended on September 30, 2006 presented the following eminences:

- The gross revenue presented stability over the same period of the previous period and a growth of 17% related with the previous quarter.
- The sales volume in tons was smaller in 13% if compared with the same period of the previous year, indicating a better mix of products in this quarter. The comparison with the previous quarter indicates a growth of 3% of the sales volume.
- The gross income (net revenue less cost of sold products) represented 60% over the net revenue in this quarter, that is, six points percentage above the same period of the previous year, strengthen a better equation in the sales portfolio. The comparison with the previous quarter indicates a growth of the relation between the gross result and the net revenue of four percentage points in this quarter.
- The commercial and administrative expenses decreased approximately 30% when compared with the same period of the previous quarter, such fall was specially observed in the advertising and promotion investment, as well on third parties services, mainly because of the new direction given to the Company's business. The comparison with the previous quarter indicates expenses decrease of the same nature of 12%.
- The current financial expenses presented a decrease of 34% if compared with the same quarter of the previous year. The comparison with the previous quarter indicates a fall in the current financial expenses of 35%, demonstrating a better performance of the Company, always searching for a financial composition less onerous.
- The net financial expenses, upon computation of the exchange variance of the liabilities, presented an addition in this quarter, when compared with the same period of the previous year, the determining factor of such addition was the Brazilian Real valorization concerning Euro (average of 6%) observed in the same quarter of the previous year, which appeased the recognition of financial revenues, against a currency stabilization in this quarter. The main effecr over the exchange variance directly reflects over the financial liabilities "Euro Guaranteed Note Program" (see Explanatory Note No. 13 – Loans). The comparison with the previous quarter indicates a net financial decrease of 63%.
- As demonstrated in the explanatory note No. 20, in the "Extra Items" rubric, the effects of the adhesion to the Exceptional Payment in Installments Program – PAEX were classified, especially caused by the substitution of the tax debt indexers (TJLP (Long Term Interest Rate to SELIC (Special Settlement and Custody System)), as well as the inclusion of some causes in the Program that were in administrative or judicial discussion, however with remote possibilities of income. Other incomes with the tax recovery were also highlighted, generating a negative net amount of extra items of R$ 56,454 thousand.
- The operating income in this quarter was negative in R$ 30,402 thousand and the net income was negative in R$ 31,003 thousand. It is important to highlight that the extra events described above had a negative impact of R$ 56,454 thousand over this income, which means that the effective operating result could have been positive in R$ 25,451 thousand if the extra events haven't occurred.
- The Cash Operating generation (EBITDA Management) in this quarter was R$ 50 millions, representing 28% of the Net Reveue in the period. In the first half-year of

this year the EBITDA Management was R$ 40 millions, representing 14% of the Net Revenue.

In the equity's accounts, comparing to the status in the end of the quarter (September 30, 2006) with those observed in the end of the quarter immediately previous (June 30, 2006), the following eminences can be observed:

1. The "Customers" account increased from R$ 83 millions to R$ 109 millions, following the sales growth occurred in September 2006 against June 2006. Besides, the Company significantly reduced its discount operations of trade bills, closing the period with a balance of R$ 751 thousand when compared to the balance of R$ 19,925 thousand of June 30, 2006.
2. The "Inventories" account decreased approximately 8%, having as main factor a better planning, more aligned with the sales expectations, which provides financial incomes to the Company.
3. The anticipated expenses mainly reflect the investments in Advertising and Promotion, already contracted, and whose impact in the revenues has been occurring accordingly to the period of publicity campaigns disclosure, that is the reason why the balance has been gradually decreasing. In the current quarter, the amounts classified in this rubric were revised for being aligned with the agreements in force.
4. The Credits with Related Parties remained with the balances stable, without significant operations in the quarter. The Company has been performing audit referred in the Explanatory Note No. 1.
5. The Fixed Asset was also stable in this quarter, in the threshold of R$ 249 millions, as much as in the Subsidiaries Investments, as in the Fixed Assets.
6. The Current Liabilities decreased R$ 345 millions in June 2006 to R$ 280 millions in the end of September 2006, having as predominant factor, the extension of the tax debt, allowed by the Exceptional Program of Payment in Installments – PAEX.
7. The Long Term Liabilities increased from R$ 821 millions in June 2006 to R$ 974 millions in September 2006, fully explained by the adhesion in the Exceptional Program of Payment in Installments – PAEX with extension of the tax debt and majoring caused by the indexers substitution, from TJLP to SELIC, proposed in the Plan.
8. The net equity of the Company, that were negative in R$ 751 millions in the end of the previous quarter, closes this quarter with R$ 781 millions negative, as a consequence of all the effects mentioned above.

01.01 - Identification

1. CVM Code	2. Corporate name	3 - Brazilian Registry of Legal Entities (CNPJ/MF)
01219-0	**Bombril SA**	**50.564.053/0001-03**

09.01 – Interest in Subsidiaries and/or Associated Business Corporations

1. Item	2. Corporate Name of the Subsidiary/ Associated Company	3. CNPJ	4. Classification	5. % Interest in the capital of the invested	6. % net equity of the investor
01	**Brilmaq Empreend Imobiliários S.A.**	**57.174.385/0001-20**	**Closed Subsidiary**	**100.00**	**100.00**

7. Company Type	8. Number of shares held in the current quarter (thousand)	9. Number of shares held in the previous quarter (thousand)
Commercial, Industry and Other Company	**160,329**	**160,329**

17.01 – Special Review Report – with exceptions

To the Shareholders and Managers of
Bombril S.A.
São Paulo – SP

1. We performed a special review in the Quarterly Information – ITRs of Bombril S.A. regarding the quarter and the nine months period ended on September 30, 2006, comprising the shareholder's equity, the income statements, the development report and the relevant information prepared under the responsibility of the Company's Management. Our duty is issuing the report, without expressing opinions, under these Quarterly Information – ITR.

2. Except as to the subjects discussed in paragraphs 3 and 4, our examinations were conducted in accordance with the specific standards set forth by IBRACON – Institute of Independent Auditors of Brazil, jointly with the Federal Board of Accountings, and mainly consisted in: (a) questioning and discussion with the managers responsible for the accounting, financial and operating areas of the Company and its subsidiaries regarding the main criteria adopted in the Quarterly Information preparation; and b) review of information and the subsequent events that have or may have relevant effects over the financial status and the Company's and its subsidiaries operations.

3. The accounting records of Bombril Overseas Inc.'s subsidiary, regarding the fiscal years initiated on January 1st, 2002 were reestablished by the subsidiary's managers and our examinations were prepared based on copies of documents, agreements, control spreadsheet etc., filed by the parent company, Bombril S.A. The original documents of Bombril Overseas Inc. were attached and are held by the Italian authorities and unavailable, limiting the application of auditing procedures considered necessary. The attachment events are not under control of the parent company's Management.

4. We have not received a reply regarding the requests of balance and operation direct confirmation of the companies pertaining to the economic group of the former controller shareholder (under judicial liquidation process – explanatory note No. 1). If we had received those balance and operation confirmations, the information could reflect in complementary adjustments in the presented financial statements. Hence, no adjustments to the balances with related parties were registered in the individual and consolidated financial statements.

5. Based on our special review, except as to the possible effects that could result for the auditing procedure application over the original accounting records mentioned in paragraph 3 and by the possible limitation effects mentioned in paragraph 4, we do not acknowledge any relevant alteration that shall be performed in the Quarterly Information referred to in paragraph 1 so that they can bee in accordance with the accounting practices adopted in Brazil, applied accordingly with the standards

issued by the Brazilian Securities and Exchange Commission, specifically applied to the Quarterly Information – ITR disclosure.

6. The Company presented, on September 30, 2006, the current liabilities exceeding the current assets in the amount of R$ 116,558 thousand and the unsecured liabilities were R$ 781,529 thousand. The equity and financial balance of the Company's business depends on the success continuity of the actions that are being developed by the Management, as mentioned on the explanatory note No. 1. The financial statements on September 30, 2006 do not include any adjustment regarding the performance and classification of the assets amounts or the amounts and the classification of liabilities that would be required in the eventual impossibility of the Company pursue operating.

7. As described in the explanatory note No. 16, on September 30, 2006, despite the amounts included in the Special Payment in Installments Request – PAES and in the Exceptional Payment in Installments Request – PAEX being in homologation process by the official authorities, the accounting and classification of debts were performed according to the conditions set forth in the programs. Consequently, the confirmation of the liabilities total will depend on the conclusion by the official authorities of the declared analysis and debts. The Management does not wait for relevant adjustments derived from this process.

8. As commented on the explanatory note No. 18, the Company is considering administrative and judicially actions mainly from taxes in several phases of procedural stage in the amount of R$ 3,228,975 thousand. Based in the opinions issued by the Company's legal assessors, whose evaluation of outcome is possible, the Company's Management decided not constitute provision for contingency

9. As described in explanatory note No. 10, the Company has credits in the amount of R$ 43,987 thousand with the parent company Bombril Holding S.A. – in Judicial Recovery, whose balance is due. These credits performance will depend on the effective transfer of shares from Tevere Empreeendimentos e Contruções S.A. – in Judicial Recovery, homologated on May 29, 2006.

10. The subsidiary, Bombril Overseas Inc., has petitioned before the Court of Luxembourg the bringing suit for preventive request of Eurobonds attachment, originally issued by the parent company, Bombril S.A., in the amount of € 92,160 thousand, which are kept custody in the account of Cirio Holding Luxembourg S.A. That request was deferred by the Court, as well as to the financial institution, BNP Paribás the attachment of those Eurobonds in favor of the subsidiary Bombril Overseas Inc. The Company's legal assessors' opinion, as to the success of securities custody transfer to Bombril Overseas Inc. is deemed possible.

11. The balance sheet raised on June 30, 2006 and the income statements regarding the quarter and the nine months period ended on September 30, 2005, presented for comparison purposes were reviewed by us, and the special review reports issued on July 18, 2006 and October 14, 2005, respectively, have exceptions and emphasis

paragraphs similar to the subjects mentioned on paragraphs 3, 4, 6, 7, 8, 9 and 10 above.

São Paulo, October 19, 2006
Daniel G. Maranhão Jr.
Partner-accountant
CRC no. 1SP215856/O-5
BDO Trevisan Auditores Independentes
CRC no. 2SP013439/O-5

01.01 - Identification

1. CVM Code	2. Corporate name	3 - Brazilian Registry of Legal Entities (CNPJ/MF)
01219-0	**Bombril SA**	**50.564.053/0001-03**

TABLE OF CONTENTS

[Logo of CVM and Bovespa]

File Remittance to CVM and BOVESPA

The file was successfully sent

File remittance protocol: 0024381.

Remittance Data

Company CVM Code:	12190
Company's Name:	Bombril SA
File Type:	ITR
Closing Date:	09/30/2006
Preparation Criterion:	Corporate Legislations
Presentation type:	Presentation
File remittance date:	11/14/2006 04:39:13 p.m.
File's name:	01219069AP.WTL

https://www,rad.cvm.gov.br/protocolo/protocolo2.asp?ccvm=12190&qarq=243...
11/16/2006

BOMBRIL S.A.

São Bernardo do Campo, November 27, 2006.

To
BOVESPA -São Paulo Stock Exchange
Rua XV de Novembro, nº 275, Centro
São Paulo, SP
CEP 01013-001

Attn.: Management of Companies Follow-up
Mr. Nelson Barroso Ortega

Ref. Official Letter GAE/SAE 2.072-06, dated 11/22/2006

Dear Sirs,

In response to the abovementioned official letter, in which São Paulo Stock Exchange - BOVESPA required clarifications regarding the information indicated below, released in the edition of 11/22/2006, of the newspaper Gazeta Mercantil:

(i) *the new management of Bombril foresees to reach annual economies of R$ 30 millions with costs reduction;*
(ii) *on 2007, the billing will pass the limit of R$ 1.12 billion, being, at least, 25% superior to this year that shall reach R$ 900 millions.*

Regarding this, it is important to clarify that Bombril S/A management is strongly concerned in reducing costs and expenses, through revision of contracts and industrial and administrative processes, seeking, with this, to reach a established goal of R$ 30 millions of costs reduction, without risking the quality of the products and processes of the company.

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brasil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

In the other hand, the last month sales performance indicates, consistently, for an annual billing of approximately R$ 900 millions. Such recovery on sales, associated to the launch of several products in the market, promotes the expectation of a growth of around 20% to 25% for the next year.

Bombril S/A management clarifies, however, that when mentioned the billing increase for the next business year, aimed only at highlighting the effort result that has been undertaking to recover the social businesses growth

Further clarifies that the disclosure of such information in comment have never been the purpose of influence the share market or causing expectations in the investor public, but only reflects the managers vitality on noting that the company is back to the route of success and of responsibility of its operations.

Certain that the

We hope we have clarified the requested explanations, and we are at your disposal for further information.

Yours sincerely,

BOMBRIL S/A
Gustavo Hassum Ramos
Investor Relations Director

with copy for CVM - Brazilian Securities Commission
Mrs. Elizabeth Lopez Rios Machado - Company Relations Supervisor
Mr. Waldir de Jesus Nobre - Market and Intermediary Relations Supervisor

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brasil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

BOMBRIL S.A.

São Bernardo do Campo, October 2, 2006.

To
BOVESPA -São Paulo Stock Exchange
Rua XV de Novembro, nº 275, Centro
São Paulo, SP
CEP 01013-001

Attn.: Management of Companies Follow-up
Mr. Nelson Barroso Ortega

Ref. Official Letter GAE/SAE 1.840-06, dated 09/26/2006

Dear Sirs,

In response to the abovementioned official letter, in which São Paulo Stock Exchange - BOVESPA requests clarifications regarding the news released at Jornal do Commércio, edition of 09/26/2006, named "Bombril is profiting again", regarding the following information: (i) back to the blue in the months of July and August; (ii) the August billing was above the monthly average of approximately R$ 65 millions, obtained in the period of January and July.

Regarding this, it is important that we clarify that the Company has been working to develop the sales regarding the first quarters of the year, what actually have been happening, bringing, with this, perspectives of better operating results.

When Bombril S.A. management mentioned the company's billing increase on August 2006, it only aimed at highlight the result of the effort that has been employed to recover its businesses growth.

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brasil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

Further details concerning the company's billing in the quarter from July to September of 2006 will be opportunely declared by Bombril S.A., when the presentation to the Brazilian Securities and Exchange Commission of its Quarterly Information - ITR occurs, meeting the term for presentation of such information, according to the foreseen on CVM Instruction No. 202, of 1993.

We hope we have clarified the requested explanations, and we are at your disposal for further information.

Yours sincerely,

BOMBRIL S/A
Gustavo Hassum Ramos
Investor Relations Director

with copy for CVM - Brazilian Securities Commission
Mrs. Elizabeth Lopez Rios Machado - Company Relations Superintendent
Mr. Waldir de Jesus Nobre - Market and Intermediary Relations Supervisor

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brasil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ) 50.564.053/0001-03
Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING

CELEBRATED ON MARCH 19, 2007

DATE, TIME AND PLACE: March 19, 2007, at 10:30 a.m., at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14, parte.

ATTENDANCES: all the members of the Board of Directors attended the meeting.

MANAGING BOARD: Ronaldo Sampaio Ferreira (Chairmain), Fernando Antônio Cardoso de Resende (Secretary).

NOTICE: exempted, under § 4th of article 15 of the By-laws, due to the attendance of all the members of the Board of Directors.

AGENDA: Appreciation and determination regarding the management report, the financial statements and the Executive Officers accounts.

RESOLUTIONS: the Chairman invited the Officer Gustavo Hassum Ramos and the members of the Statutory Audit Committee to integrate the meeting. Supported by the Statutory Audit Committee members, the financial statements, explanatory notes and the opinion of the independent auditors were presented, and regarding this documents, the information requested by the members of the Boars of Directors were rendered. At the end, unanimously, the Board of Directors approved the management report, the executive officers accounts and the other documents presented, instructing the Board of Directors to proceed the procedural steps of the accounts and financial statements approval and ending of the year of 2006.

TERMINATION: There being no further business to be considered, these minutes was drafted, being read, approved and signed by all the presents.

São Bernardo do Campo, March 19, 2007.

Ronaldo Sampaio Ferreira

Fernando Antonio Cardoso de Rezende

Fernando Jorge Bento Pires

José Ferraz Ferreira Filho

Vitor Barbosa de Castro

Ronaldo Sampaio Ferreira **Chairman**	**Fernando Jorge Bento Pires** **Secretary**

BOMBRIL S.A.
CNPJ n.º 50.564.053/0001-03
National Directory of Legal Entities (CNPJ) 50.564.053/0001-03
Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING
CELEBRATED ON MARCH 19, 2007

DATE, TIME AND PLACE: March 19, 2007, at 9:00 a.m., at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14, parte.

ATTENDANCES: all the members of the Board of Directors attended the meeting

MANAGING BOARD: Ronaldo Sampaio Ferreira (Chairmain), Fernando Antônio Cardoso de Resende (Secretary).

NOTICE: exempted, under § 4th of article 15 of the By-laws, due to the attendance of all the members of the Board of Directors

AGENDA: (i) Receipt of resignation of a Board of Director's member; and (ii) Executive Officer's destitution.

RESOLUTIONS: The Board of Director's chairman, Mr. Ronaldo Sampaio Ferreira, informed the Directors is in possession of a letter dated March 8, 2007, in which Mr. José Antonio Ramos formalized his resignation to the office of Director. The other Directors received the resignation, deliberating that the office will be vacant until further deliberation. It was expressed gratefulness to Mr. José Antonio Ramos for the excellent services rendered. After that the Chairman invited his peers to elect a new member of the Board of Directors to hold the vacant office since the resignation of Mr. Fernando de Lima Seabra, accepted in the meeting of February 5, 2007. After deliberation and voting was elected Mr. **Vitor Barbosa de Castro**, Brazilian citizen, economist, bearer of the Identification Card

(R.G.) No. 3.586.800 SSP/SP, enrolled in the Brazilian Registry of Individuals (CPF/MF) under the No. 086.390.198-00, resident and domiciled in the Capital of the State of São Paulo, at Rua da Consolação, No. 2.801, apto. 122, Cerqueira César, that was immediately invested in the office and integrated the proceeding meeting.

After that, the destitution of the Business Executive Officer of the Company, Mr. Walter João Marques was deliberated. The non-reduction of the remuneration of the mentioned executive officer according to determination in the Board of Directors' meeting dated February 5, 2007, that would be applied since February 2007, so that will remain, until this date, the previous remuneration that was enforced until January 2007. The office will be vacant until posterior deliberation of the Board of Directors. The functions exercised until then by the mentioned Executive Officer will be cumulated by the other members of the Board of Directors.

TERMINATION: There being no further business to be considered, these minutes was drafted, being read, approved and signed by all the presents

São Bernardo do Campo, March 19, 2007.

Ronaldo Sampaio Ferreira

Fernando Antonio Cardoso de Rezende

Fernando Jorge Bento Pires

José Ferraz Ferreira Filho

Vitor Barbosa de Castro

(assinaturas continuam na próxima página)

Ronaldo Sampaio Ferreira
Chairman

Fernando Jorge Bento Pires
Secretary

BOMBRIL S.A.

São Bernardo do Campo, April 13, 2007.

To
BOVESPA –São Paulo Stock Exchange

Attn.: Supervision of Relations with Companies
Honorable . Mr. Jorge Antônio Tambucci

Ref.. Official Letter GAE/SRE 703/07, dated 4.12.2007 – Bombril S.A.

Dear Sir,

In response to the abovementioned official letter, as well as the clarification request prepared by this i. São Paulo Stock Exchange, whose text is transcribed below, in order to, respectively, present the information regarding the rouse question.

Bovespa Request

"Considering the notice of meeting terms of the Shareholder's Meeting of 04/27/2007, and for a further clarification to the market, we would like to ask you to send the complete management proposal to be submitted to the meeting and inform if the distribution of any benefit will be proposed to the shareholders, that is, dividend, profit over the own capital or eventual capital remuneration."

Regarding the clarification request transcribed below, the Company clarifies that, as verified in the Financial Statements of Bombril S.A. published in the State of São Paulo Official Gazette, in the Commerce and Industry Gazette and in the Grande ABC Gazette, on March 27, 2007, whose copy is attached to this letter, the Company (i) did not gain profits in the year ended on December 31, 2006 and (ii) do not have accumulated profits or

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brasil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

profits reserve. Thus, it is not possible the distribution of any equity benefits to the shareholders, being dividends or interests over the own capital.

Thus, the Company's Management proposes that the result verified in the business year ended on 2006, being fully destined to the Accumulated Losses account.

That was the information for the moment, and we are at your disposal for further information.

Yours sincerely,

Bombril S.A.
Gustavo Hassum Ramos
Investor Relations Director

with copy for CVM – Brazilian Securities Commission
Mrs. Elizabeth Lopez Rios Machado – Company Relations Supervisor
Mr. Waldir de Jesus Nobre – Market and Intermediary Relations Supervisor

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brasil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

GAE/SRE 703/07
April 12, 2007

BOMBRIL S.A.
Mr. Gustavo Hassum Ramos
Investors Relations Officer

Dear Sir

Considering the notice of meeting terms of the Shareholder's Meeting of 04/27/2007, and for a better clarification to the market, we require you to send the complete management proposal to be submitted to the meeting and inform if the distribution of any benefit to the shareholders will be proposed, that is, dividend, profit over the own capital or eventual capital remuneration.

Yours truly,

Jorge Antonio Tambucci
Supervision of Relations with Companies
STOCJ Exchange OF SÃO PAULO
Phone (11) 3233-2227

c.c. CVM - Brazilian Securities and Exchange Commission
Mrs. Elizabeth Lopes Rios Machado - Superintendence of Relations with Companies
Mr. Waldir de Jesus Nobre - Superintendence of Relations with the Market and Intermediates

We clarify that this company reply must be exclusively sent through the IPE System, selecting the Category: Market Notice and, following, the Clarifications Subjects concerning the consul CVM/ Bovespa that will result in the simultaneous transmission of the file to be sent to Bovespa and CVM.
For a better market understanding, the file to be sent, the consultation above prepared before the answer of this company, must be transcribed

RCT

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ) 50.564.053/0001-03
Company Registration Number (NIRE) 35.300.099.711
Publicly Traded Company

Bombril generates R$ 50 millions of EBITDA in the quarter

The companies challenge was set out the tax debts, retake the punctual payments of taxes and the prolongation of the profile of financial indebtedness

After the completion of the judicial administration for management of a new controller of the company, in only three months, Bombril performed a complete cleaning in the tax inheritance and also demonstrated valour to present impressive numbers of sales and profitability.

Three consecutive records were broken on sales – July, August and September – allowing the billing to reach approximately R$ 240 millions in the quarter (a bound of 19% over the average sales of the first semester), with expansion on the customers basis in 33%. The revenue increase, connected to the incisive reduction of costs, provided a growth of the gross result 30% superior, in the quarter, compared to the average of the previous semester.

In the EBITDA comparative, the result is substancial: the new Bombril reached R$ 50 millions, in three months, against R$ 40 millions in the whole first semester of judicial management – a bounce of 150% over the quarterly average.

In this period, the full payments of the taxes were retaken, besides the set out of the tax debts remaining of the judicial management.

The company did not collect R$ 103 millions of taxes, regarding IPI (Federal VAT), PIS (Social Integration Program) and COFINS (Contribution Tax), of several months between August, 2004 and May 2006, with this, not fulfilling the requirements required by PAES – Program of Special Division in Installments.

Facing this situation, the new company's management was forced to fully refinance the federal tax debt, around R$ 380 millions, being R$ 331 millions in the PAEX – Program of Exceptional Division in Installments, and R$ 49 millions in regular division in installments of 60 months. The additional charges caused by this refinancing were R$ 52 millions, this amount applies penalty on the net profit of the period.

As much as the cash generation as the obtainment of short and long terms bank financing, allowed the prolongation of the financial debt profile and a drastic reduction of the resources via factoring. These measures generated, in this quarter, the vigorous reduction of the monthly profit rate in 1 percentage point. The current financial expenses presented a reduction of 34% regarding the previous quarter.

Purging the extraordinary items (R$ 56 millions) – responsible for the negative net result of R$ 31 millions – Bombril closed the quarter with a positive balance of R$ 25 millions, more than 10% over the gross billing. Annualizing the quarter sales total, the company is close to the historical mark of R$ 1 billion of billing, against R$ 800 millions in average values of the 1st semester.

São Bernardo do Campo (SP), November 14, 2006.

Gustavo Hassum Ramos
Chief Executive Officer and Investors Relations

NEWCO INTERNATIONAL LIMITED
National Directory of Legal Entities (CNPJ) 07.223.327/0001-71

BOMBRIL S.A.
Publicly Traded Company
CNPJ 50.564.053/0001-03
Company Registration Number (NIRE) 35300099711

BOMBRIL HOLDING S.A.
In Judicial Recovery
Publicly Traded Company
CNPJ 00.257.846/0001-01
NIRE 35300155581

MATERIAL FACT

Pursuant to the provisions in paragraph 4, article 157, Law no. 6.404/1976 and article 2, sole paragraph, items I and II, CVM (Brazilian Securities Commission) Directive no. 358/2002, **Newco International Limited**, a company duly organized and existing under the laws of the British Commonwealth of the Bahamas, headquartered at Kings Court, Bay Street, PO Box no. 3944, Nassau, Bahamas (hereinafter referred to as "**Newco**"), **Bombril S.A.**, a publicly traded company headquartered in the City of São Bernardo do Campo, State of São Paulo, at Rod. Anchieta, Km 14 (hereinafter referred to as "**Bombril**") and **Bombril Holding S.A.**, a joint stock company headquartered in the Capital City of the State of São Paulo, at Av. Brigadeiro Faria Lima, no. 1.234, 17° andar (hereinafter referred to as "**Bombril Holding**"), do hereby inform the following.

On May 29, 2006, the Judicial Recovery Plan of **Bombril Holding** was ratified by the Hon. Judge of the 2nd Bankruptcy and Judicial Recovery Court of the Capital City of the State of São Paulo (Process no. 583.00.2005.123223-8).

Pursuant to the said Judicial Recovery Plan, Cirio Finanziaria S.p.A., a company duly organized and exiting under the laws of Italy, headquartered in the City of Roma, Italy, at Via Augusto Valenziani, no. 10, currently under Extraordinary Management process (*Amministrazione Straordinaria*) set under the Legislative Decree no. 270 of 1999, of the Republic of Italy, and parent company of **Bombril Holding**, transferred to **Newco**, which has as object the interest in other companies, 4,307,759,548 nominative shares, with no face value, of the issuance of **Bombril Holding**, representative of 86.7138% of its total capital, from which 2,184,034,095 are common shares, representative of 86.7138% of its voting capital, and 2,123,725,453 are preferred shares. Further pursuant to the Judicial Recovery Plan, **Bombril Holding**, a parent company of **Bombril**, transferred to **Newco** 8,467,414 book entry common shares of the issuance of **Bombril**, representative of 55% of its voting capital and of 20.78% of its total capital, waiting the appropriate effectiveness of the respective release in the depositary financial institution books of the book entry shares of issuance of **Bombril**.

As such, **Newco** now holds the corporate control of **Bombril Holding** and **Bombril**.

Additionally, **Newco** informs that it does not intend, in the next 12 months, to promote the publicly traded company deregistration of **Bombril** and that, in such period, it shall analyze the possibility of proceeding the publicly traded company deregistration of **Bombril Holding**, provided that the company does not negotiate its shares in the securities market.

As the new shareholder of the parent company, **Newco** undertakes to act in order to make the companies realize their objects, subject to the shareholders, workers and consumers interest, thus meeting its social duty.

São Paulo, July 24, 2006.

Ronaldo Sampaio Ferreira
Officer of Newco International Limited

Gustavo Hassum Ramos
Investor Relations Officer of Bombril S.A.

Vicente Liguori Neto
Investor Relations Officer of Bombril Holding S.A. – In Judicial Recovery

Sônia Santiago de Sousa
Officer of Bombril Holding S.A. – In Judicial Recovery

Hilton de Brito Filho
Judicial Manager of Bombril Holding S.A. – In Judicial Recovery

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

SHAREHOLDER'S MEETING NOTICE

I do hereby notify the shareholders of **BOMBRIL S.A.** to gather in the Shareholder's Meeting, to be celebrated on April 27, 2007, at 09:00 a.m., in the headquarters of the Company, situated at Via Anchieta, Km 14, Bairro Rudge Ramos, in the city of São Bernardo do Campo, State of São Paulo, to resolve on the following **AGENDA: (i)** take the managers accounts, examine, discuss and vote the Financial Statements regarding the business year ended on December 31, 2006, and destination of the business year results; **(ii)** election of the Statutory Audit Committee of the Company and ratify the members nomination of the Board of Directors, held by the own Board of Directors under the terms of Art. 13, §3, of the By-laws; **(iii)** set the Board of Directors, Executive Officers and Statutory Audit Committee global compensations for the year of 2007.

POWERS-OF-ATTORNEY: Under Article 126, Federal Law no. 6.404/1976 and paragraph 3, article 24 of the By-laws, the shareholders may be represented by attorneys, provided that they deposit the respective power-of-attorney at the Company's headquarters, in the abovementioned address, with at least 3 (three) days notice to the Shareholder's Meeting celebration date.

São Bernardo do Campo, April 11, 2007.

RONALDO SAMPAIO FERREIRA
Chairman of the Board of Directors

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

NOTICE TO THE MARKET

CLARIFICATION NOTE

In light of the news released by "Gazeta Mercantil", p. A-10, edition of August 3, 2006, Bombril S.A. is publicly rendering the following clarifications:

1 – The Supreme Court of the State of São Paulo did not grant preliminary order determining the judicial administration return to Bombril S.A., as affirmed in said newspaper report.

2 – Thus, there weren't any alterations regarding the control power of Bombril S.A., nor will have any alteration in its management, which will keep developing normally its activities, strictly honoring its obligations with its workers, suppliers, creditors and customers.

São Paulo, August 3, 2006.

Gustavo H. Ramos
Chief Executive Officer and Investor Relations Officer

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

NOTICE TO THE MARKET

Pursuant to the provisions in the CVM (Brazilian Securities Commission) Directive 381/03, we do hereby notify to the Shareholders and to the general market that the performance of the independent auditors before the company and its subsidiaries, in the year of 2005, related exclusively to the independent auditing services.

São Bernardo do Campo (SP), July 18, 2006.

Gustavo Hassum Ramos
CEO and Investor Relations

BOMBRIL S.A.

National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING CELEBRATED ON SEPTEMBER 4, 2006

Date, Time and Place: on September 4, 2006, at 09:00 a.m., at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14, parte.

Attendance: all the members of the Board of Directors attended the meeting.

Managing Board: Fernando Jorge Bento Pires (Chairman), Hilton de Brito Filho (Secretary).

Notice: exempted, under paragraph 4, article 15 of the By-laws, due to the attendance of all the members of the Board of Directors.

Agenda: **(i)** Alteration of the representation rules of the company.

RESOLUTIONS:

Unanimously, it was decided the alteration of some representation rules of the company, which, consolidated, will be in force with the following text:

(1) in the event of contracting loans, commercial development operations, financings and financial operations of any kind, which result in liabilities for the Company in the value wholly or partially not exceeding R$ 15,000,000.00 (fifteen millions Brazilian reais), the Company shall be represented by the CEO, along with the CFO;

(2) in the event of contracting loans, commercial development operations, financings and financial operations of any kind, which result in liabilities for the Company in the value wholly or partially not exceeding R$ 15,000,000.00 (fifteen millions Brazilian reais), the Company shall be represented by the CEO along with the CFO, additionally being necessary the prior authorization of the Board of Directors;

(3) in the event of signature of checks, endorsements, money orders, trade bills, bordereau and promissory notes; opening and transaction of banking current accounts, authorization for financial trade bills and their respective redemption, transfers and debt authorization, in the amount not exceeding R$ 50,000.00 (fifty thousand Brazilian reais), the Company shall be represented by 2 (two) Officers jointly

or by 1 (one) Officer along with 1 (one) proxy with express and specific powers, regularly established, or even by 2 (two) proxies with express and specific powers, regularly established;

(4) in the event of signature of checks, endorsements, money orders, trade bills, bordereau and promissory notes; opening and transaction of banking current accounts, authorization for financial trade bills and their respective redemption, transfers and debt authorization, in the amounts between R$ 50,000.01 (fifty thousand Brazilian reais and one cent) and R$ 200,000.00 (two hundred thousand Brazilian reais), additionally, the Company shall be represented by the CEO or CFO, along with a proxy regularly established, with express and specific powers for such, or by both Officers referred hereof, jointly;

(5) in the event of signature of checks, endorsements, money orders, trade bills, bordereau and promissory notes; opening and transaction of banking current accounts, authorization for financial trade bills and their respective redemption, transfers and debt authorization, in the amounts between R$ 200,000.01 (two hundred thousand Brazilian reais and one cent) and R$ 500,000.00 (five hundred thousand Brazilian reais), additionally, the Company shall be represented by 2 (two) Officers jointly, being at least one (1) of them a CEO or CFO;

(6) in the event of signature of checks, endorsements, money orders, trade bills, bordereau and promissory notes; opening and transaction of banking current accounts, authorization for financial trade bills and their respective redemption, transfers and debt authorization, in the amount exceeding R$ 500,000.00 (five hundred thousand Brazilian reais), the Company shall be represented by the CEO along with the CFO;

(7) in the event of any other legal business not comprehended by items 1 to 6 above, which result in liabilities for the Company in the amount not exceeding R$ 50,000.00 (fifty thousand Brazilian reais), the Company shall be represented by 2 (two) Officers jointly or by 1 (one) Officers along with 1 (one) proxy with express and specific powers, regularly established;

(8) in the event of any other legal business not comprehended by items 1 to 6 above, which result in liabilities for the Company in the amounts between R$ 50,000.01 (fifty thousand Brazilian reais and one cent) and R$ 200,000.00 (two hundred thousand Brazilian reais), additionally, the Company shall be represented by 2 (two) Officers jointly;

(9) in the event of any other legal business not comprehended by items 1 to 6 above, which result in liabilities for the Company in the amounts between R$ 200,000.01 (two hundred thousand Brazilian reais and one cent) and R$ 3,000,000.00 (three million Brazilian reais), additionally, the Company shall be represented by the CEO along with the CFO;

(10) in the event of any other legal business not comprehended by items 1 to 6 above, which result in liabilities for the Company in the amounts exceeding wholly or partially R$ 3,000,000.00 (three million Brazilian reais), the Company shall be represented by the CEO along with the CFO, being additionally necessary the prior authorization of the Board of Directors;

(11) in the event of representation in or out of court, as well as before federal, state and municipal government offices, autarchies, public companies, mixed capital companies and the Internal Revenue, its departments, offices, inspectorates, agencies and stations and the Brazilian Central Bank, the Company shall be represented severally by one Officer or one proxy, with express and specific powers, regularly established by the CEO along with another Officer.

(12) agreements with parent, subsidiary and associate companies, managers or even 3rd-degree relatives, shall be previously approved by the Board of Directors.

Termination: there being no further business to be considered, these minutes were drawn up, being read, passed and signed by all present members.

São Bernardo do Campo, September 4, 2006.

Signed: [illegible signature]
Name: **Fernando Antônio Cardoso de Rezende**

Signed: [illegible signature]
Name: **Fernando Jorge Bento Pires**

Signed: [illegible signature]
Name: **Fernando de Lima Seabra**

Signed: [illegible signature]
Name: **Hilton de Brito Filho**

Signed: [illegible signature]
Name: **José Antônio Ramos**

Signed: [illegible signature]
Name: **José Ferraz Ferreira Filho**

Signed: [illegible signature]
Name: **Fernando Jorge Bento Pires**
Title: Chairman

Signed: [illegible signature]
Name: **Hilton de Brito Filho**
Title: Secretary

BOMBRIL S.A.

São Bernardo do Campo, June 13, 2006.

To BOVESPA -São Paulo Stock Exchange
Attn.: Company Supervision Management
Nelson Barroso Ortega, Esq.

Ref.. Official Letter GAE/SAE 1.388-06, of 06/13/2006

Dear Sirs,

We do hereby refer to the captioned official letter, through which the São Paulo Stock Exchange - Bovespa requires explanations regarding the report disclosed in the newspaper Gazeta Mercantil, edition 06/13/2006, under the headline "Judge orders end of intervention in Bombril".

Pursuant to the request, this is to inform you that Bombril S/A will await the subpoena of the judicial sentence that determined the closing of the Judicial Administration, aiming at assessing its reach, dimension, terms and conditions.

After such formal awareness, we will return with the due information, including on the eventual legal acts fitting in kind, including possible interruption of the execution of the said sentence.

We hope we have clarified the requested explanations, and we are at your disposal for further information.

Yours sincerely,

MANOEL FRANCISCO PIRES DA COSTA
Bombril S/A - Investor Relations Officer

with copy for CVM - Brazilian Securities Commission
Mrs. Elizabeth Lopez Rios Machado - Company Relations Supervisor
Mr. Waldir de Jesus Nobre - Market and Intermediary Relations Supervisor

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brazil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

BOMBRIL S.A.

National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

**MINUTES OF THE BOARD OF DIRECTORS' MEETING
CELEBRATED ON JULY 21, 2006**

Date, Time and Place: on July 21, 2006, at 10:00 a.m., at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14, parte.

Attendance: The Directors Fernando Jorge Bento Pires, Fernando Antonio Cardoso Resende, Fernando de Lima Seabra *pp. Fernando Antonio Cardoso Resende,* Hilton de Brito Filho, José Antonio Ramos, and José Ferraz Ferreira Filho attended the meeting, representing all the members of the Board of Directors.

Managing Board: Fernando Jorge Bento Pires (Chairman), Daniela Rondinelli Capani (Secretary).

Notice: exempted, under paragraph 4, article 15 of the By-laws, due to the attendance of all the members of the Board of Directors.

Agenda: **(i)** resolution, as set forth in the final part of item b, article 16 of the By-laws, regarding the powers, jurisdiction limits, representation competences and attributions of the Company's Officers.

RESOLUTIONS UNANIMOUSLY ADOPTED: (i) The Board of Directors decided that the Company will be represented from this date on and, given the legal provisions and By-laws, according to the following rules:

(1) in the event of contracting loans, commercial development operations, financings and financial operations of any kind, which result in liabilities for the Company in the value wholly or partially not exceeding R$ 5,000,000.00 (five million Brazilian reais), the Company shall be represented by the CEO, along with the CFO;

(2) in the event of contracting loans, commercial development operations, financings and financial operations of any kind, which result in liabilities for the Company in the value wholly or partially not exceeding R$ 5,000,000.00 (five million Brazilian reais), the Company shall be represented by the CEO along with the CFO, additionally being necessary the prior authorization of the Board of Directors;

(3) in the event of signature of checks, endorsements, money orders, trade bills, bordereau and promissory notes; opening and transaction of banking current accounts, authorization for financial trade bills and their respective redemption, transfers and debt authorization, in the amount not exceeding R$ 50,000.00 (fifty thousand Brazilian reais), the Company shall be represented by 2 (two) Officers jointly or by 1 (one) Officer along with 1 (one) proxy with express and specific powers, regularly established, or even by 2 (two) proxies with express and specific powers, regularly established;

(4) in the event of signature of checks, endorsements, money orders, trade bills, bordereau and promissory notes; opening and transaction of banking current accounts, authorization for financial trade bills and their respective redemption, transfers and debt authorization, in the amounts between R$ 50,000.01 (fifty thousand Brazilian reais and one cent) and R$ 200,000.00 (two hundred thousand Brazilian reais), additionally, the Company shall be represented by the CEO or CFO, along with a proxy regularly established, with express and specific powers for such, or by both Officers referred hereof, jointly;

(5) in the event of signature of checks, endorsements, money orders, trade bills, bordereau and promissory notes; opening and transaction of banking current accounts, authorization for financial trade bills and their respective redemption, transfers and debt authorization, in the amounts between R$ 200,000.01 (two hundred thousand Brazilian reais and one cent) and R$ 500,000.00 (five hundred thousand Brazilian reais), additionally, the Company shall be represented by 2 (two) Officers jointly, being at least one (1) of them a CEO or CFO;

(6) in the event of signature of checks, endorsements, money orders, trade bills, bordereau and promissory notes; opening and transaction of banking current accounts, authorization for financial trade bills and their respective redemption, transfers and debt authorization, in the amount exceeding R$ 500,000.00 (five hundred thousand Brazilian reais), the Company shall be represented by the CEO along with the CFO;

(7) in the event of any other legal business not comprehended by items 1 to 6 above, which result in liabilities for the Company in the amount not exceeding R$ 50,000.00 (fifty thousand Brazilian reais), the Company shall be represented by 2 (two) Officers jointly or by 1 (one) Officers along with 1 (one) proxy with express and specific powers, regularly established;

(8) in the event of any other legal business not comprehended by items 1 to 6 above, which result in liabilities for the Company in the amounts between R$ 50,000.01 (fifty thousand Brazilian reais and one cent) and R$ 200,000.00 (two hundred thousand Brazilian reais), additionally, the Company shall be represented by 2 (two) Officers jointly;

(9) in the event of any other legal business not comprehended by items 1 to 6 above, which result in liabilities for the Company in the amounts between R$ 200,000.01 (two hundred thousand Brazilian reais and one cent) and R$ 3,000,000.00 (three million Brazilian reais), additionally[1], the Company shall be represented by the CEO along with the CFO;

(10) in the event of any other legal business not comprehended by items 1 to 6 above, which result in liabilities for the Company in the amounts exceeding wholly or partially R$ 3,000,000.00 (three million Brazilian reais), the Company shall be represented by the CEO along with the CFO, being additionally necessary the prior authorization of the Board of Directors;

(11) in the event of representation in or out of court, as well as before federal, state and municipal government offices, autarchies, public companies, mixed capital companies and the Internal Revenue, its departments, offices, inspectorates, agencies and stations and the Brazilian Central Bank, the Company shall be represented severally by one Officer or one proxy, with express and specific powers, regularly established by the CEO along with another Officer.

(12) agreements with parent, subsidiary and associate companies, managers or even 3rd-degree relatives, shall be previously approved by the Board of Directors.

Termination: there being no further business to be considered, these minutes were drawn up, being read, passed and signed by all present members.

São Bernardo do Campo, July 21, 2006.

Signed: [illegible signature]
Name: **Fernando Antônio Cardoso de Rezende**

Signed: [illegible signature]
Name: **Fernando Jorge Bento Pires**

Signed: [illegible signature]
Name: **Fernando de Lima Seabra**

Signed: [illegible signature]
Name: **Hilton de Brito Filho**

Signed: [illegible signature]
Name: **José Antônio Ramos**

Signed: [illegible signature]
Name: **José Ferraz Ferreira Filho**

Signed: [illegible signature]
Name: **Fernando Jorge Bento Pires**
Title: Chairman

Signed: [illegible signature]
Name: **Daniela Rondinelli Capani**
Title: Secretary

BOMBRIL S.A.

National Directory of Legal Entities (CNPJ) 50.564.053/0001-03

Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING

CELEBRATED ON NOVEMBER 6, 2006

DATE, TIME AND PLACE: November 6, 2006, at 10:00 a.m., at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14, parte.

ATTENDANCES: all the members of the Board of Directors attended the meeting.

MANAGING BOARD: Fernando Jorge Bento Pires (Chairmain), Fernando Antônio Cardoso de Resende (Secretary).

NOTICE: waived, under paragraph 4, article 15 of the By-laws, due to the attendance of all the members of the Board of Directors.

PRELIMINARY SUBJECT:

Before the agenda reading, Mr. Hilton de Brito Filho submitted to the Board of Directors Chairman, Mr. Fernando Jorge Bento Pires, a letter in which was formalized his position resignation, in which contained the full acquittance to the company regarding the period in which he held the position. The other directors received the resignation and thanked Mr. Hilton de Brito Filho for the excellent services rendered.

AGENDA:

(i) Election, under the *caput* of Article 150, of the Joint Stock Companies Laws, under the art. 13, § 3, of the deputy member to the vacant position of the Board of Directors, due to the resignation of Mr. Hilton de Brito Filho.

(ii) Election of the new Chairman of the Board of Directors, under the Article 13, § 1, of the By-laws.

(iii) Renewal of the power of the Financial Officer, Mr. Carlos Roberto Dontal, for one (1) more year, starting on this date.

RESOLUTIONS ADOPTED:

(i) Unanimously, the members of the Board of Directors elected, as deputy for the position of Mr. Hilton de Brito Filho, under the *caput* of art. 150 of the Joint Stock Companies Law and the art. 13, § 3, of the By-laws, Mr. **Ronaldo Sampaio Ferreira**, Brazilian citizen, married, industrial, bearer of the Identification Card (R.G.) under the No. 3.566.682 SSP/SP, enrolled in the Brazilian Registry of Individuals (CPF/MF) under the No. 069.111.708-00, resident and domiciled at the Capital of the State of São Paulo, at Rua das Jaboticabeiras, No. 576. The Director, current elected, will hold the position until de Shareholder's Meeting deliberate regarding the financial statements of the business year ending on 12.31.2007. The Director Ronaldo Sampaio Ferreira will be invested in his position upon signature of the respective instrument of investiture and the disengagement statement, that will be drafted in the own book of the Company.

(ii) Before the manifestation of the Board of Director chairman, Fernando Jorge Bento Pires that, upon his wit, the chairmanship of the body must be exercised by the director Ronaldo Sampaio Ferreira, under art. 13, § 1, of the By-laws, the member of the Board of directors, unanimously, elected, as the new chairman of the Board of Directors, the Director Ronaldo Sampaio Ferreira.

(iii) Unanimously, the Board of Director's members renewed the power of the Financial Officer, Mr. Carlos Roberto Dontal, for one (1) more year, starting on this date.

TERMINATION: There being no further business to be considered, these minutes was drafted, being read, approved and signed by all the presents.

São Bernardo do Campo, November 6, 2006.

Ronaldo Sampaio Ferreira

Fernando Antônio Cardoso de Resende

Fernando Jorge Bento Pires

Fernando de Lima Seabra

José Antônio Ramos

José Ferraz Ferreira Filho

Fernando Jorge Bento Pires	**Fernando Antônio Cardoso Resende**
Chairman	**Secretary**

BOMBRIL S.A.

National Directory of Legal Entities (CNPJ) 50.564.053/0001-03

Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING

CELEBRATED ON FEBRUARY 5, 2007

DATE, TIME AND PLACE: February 5, 2007, at 10:00 a.m., at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14, SN.

ATTENDANCES: the undersigned members of the Board of Directors attended meeting.

MANAGING BOARD: Fernando Jorge Bento Pires (Chairmain), Fernando Antônio Cardoso de Resende (Secretary).

NOTICE: proceeded, under § 4th of article 15 of the By-laws, in the meeting of the Board of Directors held on December 11, 2006.

RESIGNATION OF THE DIRECTOR FERNANDO DE LIMA SEABRA

The Director Fernando Pires informed, upon request of the Director Ronaldo Ferreira, that he could not attend the meeting due to decease of a close person. Upon indication of the Director Ronaldo Ferreira, under the terms of the second paragraph of article 13 of the By-laws, he assumed the chairmanship of the functions of the Director Fernando Pires.

The Director Fernando Pires further informed that the Director Fernando de Lima Seabra, by means of a letter addressed to the company, revealed his resignation on the director position, in which contained the full acquittance to the company regarding the period in which he held the position. The other directors received the resignation and thanked Mr. Fernando de Lima Seabra for the excellent services rendered.

TERMINATION: There being no further business to be considered, these minutes was drafted, being read, approved and signed by all the presents

São Bernardo do Campo, February 5, 2007.

Fernando Jorge Bento Pires

Fernando Antônio Cardoso de Rezende

José Antônio Ramos

José Ferraz Ferreira Filho

Fernando Jorge Bento Pires **Chairman**	**Fernando Antônio Cardoso de Rezende** **Secretary**

BOMBRIL S.A.

National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING CELEBRATED ON JULY 21, 2006

Date, Time and Place: on July 21, 2006, at 10:00 a.m., at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14, parte.

Attendance: The Directors Fernando Jorge Bento Pires, Fernando Antonio Cardoso Resende, Fernando de Lima Seabra *pp. Fernando Antonio Cardoso Resende,* Hilton de Brito Filho, José Antonio Ramos, and José Ferraz Ferreira Filho attended the meeting, representing all the members of the Board of Directors.

Managing Board: Fernando Jorge Bento Pires (Chairman), Daniela Rondinelli Capani (Secretary).

Notice: exempted, under paragraph 4, article 15 of the By-laws, due to the attendance of all the members of the Board of Directors.

Agenda: **(i)** resolution, as set forth in the final part of item b, article 16 of the By-laws, regarding the powers, jurisdiction limits, representation competences and attributions of the Company's Officers.

RESOLUTIONS UNANIMOUSLY ADOPTED: (i) The Board of Directors decided that the Company will be represented from this date on and, given the legal provisions and By-laws, according to the following rules:

(1) in the event of contracting loans, commercial development operations, financings and financial operations of any kind, which result in liabilities for the Company in the value wholly or partially not exceeding R$ 5,000,000.00 (five million Brazilian reais), the Company shall be represented by the CEO, along with the CFO;

(2) in the event of contracting loans, commercial development operations, financings and financial operations of any kind, which result in liabilities for the Company in the value wholly or partially not exceeding R$ 5,000,000.00 (five million Brazilian reais), the Company shall be represented by the CEO along with the CFO, additionally being necessary the prior authorization of the Board of Directors;

(3) in the event of signature of checks, endorsements, money orders, trade bills, bordereau and promissory notes; opening and transaction of banking current accounts, authorization for financial trade bills and their respective redemption, transfers and debt authorization, in the amount not exceeding R$ 50,000.00 (fifty thousand Brazilian reais), the Company shall be represented by 2 (two) Officers jointly or by 1 (one) Officer along with 1 (one) proxy with express and specific powers, regularly established, or even by 2 (two) proxies with express and specific powers, regularly established;

(4) in the event of signature of checks, endorsements, money orders, trade bills, bordereau and promissory notes; opening and transaction of banking current accounts, authorization for financial trade bills and their respective redemption, transfers and debt authorization, in the amounts between R$ 50,000.01 (fifty thousand Brazilian reais and one cent) and R$ 200,000.00 (two hundred thousand Brazilian reais), additionally, the Company shall be represented by the CEO or CFO, along with a proxy regularly established, with express and specific powers for such, or by both Officers referred hereof, jointly;

(5) in the event of signature of checks, endorsements, money orders, trade bills, bordereau and promissory notes; opening and transaction of banking current accounts, authorization for financial trade bills and their respective redemption, transfers and debt authorization, in the amounts between R$ 200,000.01 (two hundred thousand Brazilian reais and one cent) and R$ 500,000.00 (five hundred thousand Brazilian reais), additionally, the Company shall be represented by 2 (two) Officers jointly, being at least one (1) of them a CEO or CFO;

(6) in the event of signature of checks, endorsements, money orders, trade bills, bordereau and promissory notes; opening and transaction of banking current accounts, authorization for financial trade bills and their respective redemption, transfers and debt authorization, in the amount exceeding R$ 500,000.00 (five hundred thousand Brazilian reais), the Company shall be represented by the CEO along with the CFO;

(7) in the event of any other legal business not comprehended by items 1 to 6 above, which result in liabilities for the Company in the amount not exceeding R$ 50,000.00 (fifty thousand Brazilian reais), the Company shall be represented by 2 (two) Officers jointly or by 1 (one) Officers along with 1 (one) proxy with express and specific powers, regularly established;

(8) in the event of any other legal business not comprehended by items 1 to 6 above, which result in liabilities for the Company in the amounts between R$ 50,000.01 (fifty thousand Brazilian reais and one cent) and R$ 200,000.00 (two hundred thousand Brazilian reais), additionally, the Company shall be represented by 2 (two) Officers jointly;

(9) in the event of any other legal business not comprehended by items 1 to 6 above, which result in liabilities for the Company in the amounts between R$ 200,000.01 (two hundred thousand Brazilian reais and one cent) and R$ 3,000,000.00 (three million Brazilian reais), additionally[1], the Company shall be represented by the CEO along with the CFO;

(10) in the event of any other legal business not comprehended by items 1 to 6 above, which result in liabilities for the Company in the amounts exceeding wholly or partially R$ 3,000,000.00 (three million Brazilian reais), the Company shall be represented by the CEO along with the CFO, being additionally necessary the prior authorization of the Board of Directors;

(11) in the event of representation in or out of court, as well as before federal, state and municipal government offices, autarchies, public companies, mixed capital companies and the Internal Revenue, its departments, offices, inspectorates, agencies and stations and the Brazilian Central Bank, the Company shall be represented severally by one Officer or one proxy, with express and specific powers, regularly established by the CEO along with another Officer.

(12) agreements with parent, subsidiary and associate companies, managers or even 3rd-degree relatives, shall be previously approved by the Board of Directors.

Termination: there being no further business to be considered, these minutes were drawn up, being read, passed and signed by all present members.

São Bernardo do Campo, July 21, 2006.

Signed: [illegible signature]
Name: **Fernando Antônio Cardoso de Rezende**

Signed: [illegible signature]
Name: **Fernando Jorge Bento Pires**

Signed: [illegible signature]
Name: **Fernando de Lima Seabra**

Signed: [illegible signature]
Name: **Hilton de Brito Filho**

Signed: [illegible signature]
Name: **José Antônio Ramos**

Signed: [illegible signature]
Name: **José Ferraz Ferreira Filho**

Signed: [illegible signature]
Name: **Fernando Jorge Bento Pires**
Title: Chairman

Signed: [illegible signature]
Name: **Daniela Rondinelli Capani**
Title: Secretary

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **February 2007** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[(1)]

Company's Name: Bombril S/A

Related People and Group	(X) Board of Directors	( ) Staff of Officers	( ) Audit Committee	( ) Advisory or Technical Bodies

Initial Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares	20,230	0.00797	0.0496

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
		Board's Resignation		05	10		
Share	Preferred Share	Factor	Purchase	07	300	14.20	4,260.00

Final Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares	20,520	0.0809	0.0504

Company's Name: Bombril S/A

Related People and Group	( ) Board of Directors	(X) Staff of Officers	( ) Audit Committee	( ) Advisory or Technical Bodies

Initial Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares	00	0	0

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares	00	0	0

<table>
<tr><td colspan="8">Company's Name: Bombril S/A</td></tr>
<tr><td>Related People and Group</td><td colspan="2">( ) Board of Directors</td><td colspan="2">( ) Staff of Officers</td><td colspan="2">(X) Audit Committee</td><td>( ) Advisory or Technical Bodies</td></tr>
<tr><td colspan="8">Initial Balance</td></tr>
<tr><td rowspan="2">Securities / Derivative</td><td colspan="4" rowspan="2">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred Shares</td><td>5,000</td><td>0.0197</td><td>0.0123</td></tr>
<tr><td colspan="8">Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)</td></tr>
<tr><td>Securities / Derivative</td><td>Securities Characteristics (2)</td><td>Intermediary</td><td>Operation</td><td>Day</td><td>Quantity</td><td>Price</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Final Balance</td></tr>
<tr><td rowspan="2">Securities / Derivative</td><td colspan="4" rowspan="2">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred Shares</td><td>5,000</td><td>0.0197</td><td>0.0123</td></tr>
</table>

<table>
<tr><td colspan="8">Company's Name: Bombril S/A</td></tr>
<tr><td>Related People and Group</td><td colspan="2">( ) Board of Directors</td><td colspan="2">( ) Staff of Officers</td><td colspan="2">( ) Audit Committee</td><td>(X) Advisory or Technical Bodies</td></tr>
<tr><td colspan="8">Initial Balance</td></tr>
<tr><td rowspan="2">Securities / Derivative</td><td colspan="4" rowspan="2">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred Shares</td><td>807</td><td>0.0031</td><td>0.0019</td></tr>
<tr><td colspan="8">Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)</td></tr>
<tr><td>Securities / Derivative</td><td>Securities Characteristics (2)</td><td>Intermediary</td><td>Operation</td><td>Day</td><td>Quantity</td><td>Price</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Final Balance</td></tr>
<tr><td rowspan="2">Securities / Derivative</td><td colspan="4" rowspan="2">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred Shares</td><td>807</td><td>0.0031</td><td>0.0019</td></tr>
</table>

Company's Name: Bombril Holding S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	45%	16.999
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	45%	16.999

Company's Name: Newco International Limited							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Preferred Share				100	0.0004%	0.0002
Share	Common Share				8,467,414	55%	20.776
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Preferred Share				100	0.0004%	0.0002
Share	Common Share				8,467,414	55%	20.776

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **January 2007** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**			**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				20,230	0.00797	0.0496
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				20,230	0.0797	0.0496

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**			**(X) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0

Company's Name: Bombril S/A				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**(X) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	5,000	0.0197	0.0123

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	5,000	0.0197	0.0123

Company's Name: Bombril S/A				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**(X) Advisory or Technical Bodies**

Initial Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	808	0.0031	0.0019

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Employee was detached from the company on 01/12		01		

Final Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	807	0.0031	0.0019

Company's Name: Bombril Holding S/A				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Share	Common Share	6,927,885	45%	16.999

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Share	Common Share	6,927,885	45%	16.999

Company's Name: Newco International Limited				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Share	Preferred Share	100	0.0004%	0.0002
Share	Common Share	8,467,414	55%	20.776

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Share	Preferred Share	100	0.0004%	0.0002
Share	Common Share	8,467,414	55%	20.776

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **March 2007** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				20,520	0.0809	0.0504
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
		Board's Resignation		19	100		
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				20,420	0.0805	0.0501

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**(X) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				5,000	0.0197	0.0123
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				5,000	0.0197	0.0123

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**(X) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				807	0.0031	0.0019
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Company's exit	23	01		
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				806	0.0032	0.0020

Company's Name: Bombril Holding S/A				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Share	Common Share	6,927,885	45%	16.999

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Share	Common Share	6,927,885	45%	16.999

Company's Name: Newco International Limited				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Share	Preferred Share	100	0.0004%	0.0002
Share	Common Share	8,467,414	55%	20.776

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Share	Preferred Share	100	0.0004%	0.0002
Share	Common Share	8,467,414	55%	20.776

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **December 2006** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**			**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				20,230	0.00797	0.0496
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				20,230	0.0797	0.0496

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**			**(X) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				5,000	0.0197	0.0123
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				5,000	0.0197	0.0123

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**(X) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				808	0.0031	0.0019
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Employee was detached from the company on 01/12		01		
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				807	0.0031	0.0019

Company's Name: Bombril Holding S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	45%	16.999
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	45%	16.999

Company's Name: Newco International Limited							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Preferred Share				100	0.0004%	0.0002
Share	Common Share				8,467,414	55%	20.776
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Preferred Share				100	0.0004%	0.0002
Share	Common Share				8,467,414	55%	20.776

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **November 2006** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A				
Related People and Group	**(X) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares	2,230	0.00879	0.00547

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Elected president of the Board of Directors		100		
			Board of Directors exit		100		

Final Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares	2,230	0.00879	0.00547

Company's Name: Bombril S/A				
Related People and Group	**( ) Board of Directors**	**(X) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares	00	0	0

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares	00	0	0

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				2,000	0.00789	0.00491
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				2,000	0.00789	0.00491

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**(X) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				808	0.0031	0.0019
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				808	0.0031	0.0019

Company's Name: Bombril Holding S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	45%	16.999
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	45%	16.999

Company's Name: Newco International Limited							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Preferred Share				100	0.0004%	0.0002
Share	Common Share				8,467,414	55%	20.776
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Preferred Share				100	0.0004%	0.0002
Share	Common Share				8,467,414	55%	20.776

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **October 2006** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				4,230	0.01668	0.01038
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				4,230	0.01668	0.01038

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**(X) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0

<table>
<tr><td colspan="8">Company's Name: Bombril S/A</td></tr>
<tr><td>Related People and Group</td><td colspan="2">( ) Board of Directors</td><td colspan="2">( ) Staff of Officers</td><td>(X) Audit Committee</td><td colspan="2">( ) Advisory or Technical Bodies</td></tr>
<tr><td colspan="8">Initial Balance</td></tr>
<tr><td rowspan="2">Securities / Derivative</td><td rowspan="2" colspan="4">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred Shares</td><td>0</td><td>0.00000</td><td>0.00000</td></tr>
<tr><td colspan="8">Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)</td></tr>
<tr><td>Securities / Derivative</td><td>Securities Characteristics (2)</td><td>Intermediary</td><td>Operation</td><td>Day</td><td>Quantity</td><td>Price</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Final Balance</td></tr>
<tr><td rowspan="2">Securities / Derivative</td><td rowspan="2" colspan="4">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred Shares</td><td>0</td><td>0.00000</td><td>0.00000</td></tr>
</table>

<table>
<tr><td colspan="8">Company's Name: Bombril S/A</td></tr>
<tr><td>Related People and Group</td><td colspan="2">( ) Board of Directors</td><td colspan="2">( ) Staff of Officers</td><td>( ) Audit Committee</td><td colspan="2">(X) Advisory or Technical Bodies</td></tr>
<tr><td colspan="8">Initial Balance</td></tr>
<tr><td rowspan="2">Securities / Derivative</td><td rowspan="2" colspan="4">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred Shares</td><td>808</td><td>0.0031</td><td>0.0019</td></tr>
<tr><td colspan="8">Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)</td></tr>
<tr><td>Securities / Derivative</td><td>Securities Characteristics (2)</td><td>Intermediary</td><td>Operation</td><td>Day</td><td>Quantity</td><td>Price</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Final Balance</td></tr>
<tr><td rowspan="2">Securities / Derivative</td><td rowspan="2" colspan="4">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred Shares</td><td>808</td><td>0.0031</td><td>0.0019</td></tr>
</table>

Company's Name: Bombril Holding S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	45%	16.999
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	45%	16.999

Company's Name: Newco International Limited							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Preferred Share				8,467,414	55%	20.776
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				8,467,414	55%	20,776

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **September 2006** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.(1)

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				4,230	0.01668	0.01038
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				4,230	0.01668	0.01038

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**(X) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0

Company's Name: Bombril S/A								
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**(X) Audit Committee**		**( ) Advisory or Technical Bodies**	
Initial Balance								
Securities / Derivative	Securities Characteristics (2)				Quantity		Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares				0		0.00000	0.00000
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)								
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity		Price	Volume (R$) (3)
Final Balance								
Securities / Derivative	Securities Characteristics (2)				Quantity		Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares				0		0.00000	0.00000

Company's Name: Bombril S/A								
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**		**(X) Advisory or Technical Bodies**	
Initial Balance								
Securities / Derivative	Securities Characteristics (2)				Quantity		Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares				808		0.0031	0.0019
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)								
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity		Price	Volume (R$) (3)
Final Balance								
Securities / Derivative	Securities Characteristics (2)				Quantity		Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares				808		0.0031	0.0019

Company's Name: Bombril Holding S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	45%	16.999
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	45%	16.999

Company's Name: Newco International Limited							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Preferred Share				100	0.0004%	0.0002
Share	Common Share				8,467,414	55%	20.776
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Preferred Share				100	0.0004%	0.0002
Share	Common Share				8,467,414	55%	20.776

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **August 2006** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.(1)

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				2,230	0.00879	0.00547
Monthly Operations - describe each sales or purchase operation performed in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred Shares		Elected in Meeting		2000		
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				4.230	0,01668	0,01038

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**(X) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**			**( ) Staff of Officers**	**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				0	0,00000	0,00000
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				0	0,00000	0,00000

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**			**( ) Staff of Officers**	**( ) Audit Committee**	**(X) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				808	0,0031	0,0019
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				808	0,0031	0,0019

<table>
<tr><td colspan="8">Company's Name: Bombril Holding S/A</td></tr>
<tr><td>Related People and Group</td><td colspan="2">( ) Board of Directors</td><td colspan="2">( ) Staff of Officers</td><td colspan="2">( ) Audit Committee</td><td>( ) Advisory or Technical Bodies</td></tr>
</table>

<table>
<tr><td colspan="5">Initial Balance</td></tr>
<tr><td rowspan="2">Securities/ Derivatives</td><td rowspan="2">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td></td><td></td></tr>
</table>

<table>
<tr><td colspan="8">Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)</td></tr>
<tr><td>Securities/ Derivatives</td><td>Securities Characteristics (2)</td><td>Intermediary</td><td>Operation</td><td>Day</td><td>Quantity</td><td>Price</td><td>Volume (R$) (3)</td></tr>
<tr><td></td><td></td><td></td><td>Purchase</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Purchase Total</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Sales</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Sales Total</td><td></td><td></td><td></td><td></td></tr>
</table>

<table>
<tr><td colspan="5">Final Balance</td></tr>
<tr><td rowspan="2">Securities/ Derivatives</td><td rowspan="2">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td></td><td></td></tr>
</table>

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **July 2006** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				2,191	0.00864	0.00538
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Share	Preferred Share		Board of Director's exit		100		
Share	Preferred Share		Board of Director's exit		60		
Share	Preferred Share		Board of Director's exit		30		
Share	Preferred Share		Board of Director's exit		01		
Share	Preferred Share		Purchase	05	100	9.70	970.00
Share	Preferred Share		Elected on Meeting		100		
Share	Preferred Share		Elected on Meeting		10		
Share	Preferred Share		Elected on Meeting		10		
Share	Preferred Share		Elected on Meeting		10		
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				2,230	0.00879	0.00547

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**(X) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities /	Securities Characteristics (2)				Quantity	Interest %	

Derivative			Same Kind/ Class	Total
Shares	Preferred Shares	00	0	0

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				0	0.00000	0.00000
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				0	0.00000	0.00000

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**(X) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				808	0.0031	0.0019
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				808	0.0031	0.0019

Company's Name: Bombril Holding S/A				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance

Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Purchase				
			Purchases Total				
			Sale				
			Sales Total				

Final Balance

Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

CONSOLIDATED FORM

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **June 2006** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.(1)

Company's Name: Bombril S/A

Related People and Group	(X) Board of Directors	( ) Staff of Officers	( ) Audit Committee	( ) Advisory or Technical Bodies

Initial Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares	2,001	0.00789	0.00491

Monthly Operations - describe each sales or purchase operation performed in the month (day, quantity, price and volume)

Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred Shares	Bradesco Corretora	Purchase	07	100	8.25	825.00
Shares	Preferred Shares	Banco Itaú	Purchase	07	60	8.30	498.00
Shares	Preferred Shares	C.B.L.C	Purchase	14	30	7.85	235.50

Final Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares	2,191	0.00864	0.00538

Company's Name: Bombril S/A

Related People and Group	( ) Board of Directors	(X) Staff of Officers	( ) Audit Committee	( ) Advisory or Technical Bodies

Initial Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares	00	0	0

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares	00	0	0

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**			**( ) Staff of Officers**	**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				0	0,00000	0,00000
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				0	0,00000	0,00000

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**			**( ) Staff of Officers**	**( ) Audit Committee**	**(X) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				803	0,0031	0,0019
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				803	0,0031	0,0019

<table>
<tr><td colspan="8">Company's Name: Bombril Holding S/A</td></tr>
<tr><td>Related People and Group</td><td colspan="2">( ) Board of Directors</td><td>( ) Staff of Officers</td><td colspan="2">( ) Audit Committee</td><td colspan="2">( ) Advisory or Technical Bodies</td></tr>
<tr><td colspan="8">Initial Balance</td></tr>
<tr><td rowspan="2">Securities/ Derivatives</td><td colspan="4" rowspan="2">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
<tr><td colspan="8">Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)</td></tr>
<tr><td>Securities/ Derivatives</td><td>Securities Characteristics (2)</td><td>Intermediary</td><td>Operation</td><td>Day</td><td>Quantity</td><td>Price</td><td>Volume (R$) (3)</td></tr>
<tr><td></td><td></td><td></td><td>Purchase</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Purchase Total</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Sales</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Sales Total</td><td></td><td></td><td></td><td></td></tr>
<tr><td colspan="8">Final Balance</td></tr>
<tr><td rowspan="2">Securities/ Derivatives</td><td colspan="4" rowspan="2">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
</table>

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

END